Registration No. 333-_______
                                                                    811-04965
===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 INITIAL FILING

                                       ON

                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

                     OF SECURITIES OF UNIT INVESTMENT TRUST

                             REGISTERED ON FORM N-8B-2



ALLIANZ LIFE VARIABLE ACCOUNT A
---------------------------------
(Exact Name of Trust)


ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
------------------------------------------------
(Name of Depositor)

1750 Hennepin Avenue, Minneapolis, MN                         55403-2195
------------------------------------------------              ------------
(Address of Depositor's Principal Executive Offices)          (Zip Code)


Name and Address of Agent for Service

Stephen E. Roth, Esq.
Sutherland and Asbill & Brennan, LLP
1275 Pennsylvania Ave NW - Ste 800
Washington, D.C.  20004

Copies to:
Stewart D. Gregg, Esq.
Allianz Life Insurance Company of North America
1750 Hennepin Avenue
Minneapolis, MN  55403-2195

Approximate Date of Proposed Public Offering

     As soon as practicable after the effective date of this filing

Title of securities being registered:

     Individual Flexible Premium Variable Life Insurance Policies


================================================================================
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================


                        CROSS REFERENCE TO ITEMS REQUIRED

                                 BY FORM N-8B-2

N-8B-2 ITEM                CAPTION ON PROSPECTUS

1                          The Company, The Separate Account
2                          The Company
3                          Not Applicable
4                          Distribution of the Policies
5                          The Separate Account
6(a)                       Not Applicable
 (b)                       Not Applicable
9                          Not Applicable
10                         Purchases
11                         Investment Choices
12                         Investment Choices
13                         Expenses
14                         Purchases
15                         Purchases
16                         Investment Choices
17                         Access to your Money
18                         Purchases
19                         Not Applicable
20                         Not Applicable
21                         Not Applicable
22                         Not Applicable
23                         Not Applicable
24                         Not Applicable
25                         The Company
26                         The Company
27                         The Company
28                         The Company
29                         The Company
30                         The Company
31                         Not Applicable
32                         Not Applicable
33                         Not Applicable
34                         Not Applicable
35                         The Company
37                         Not Applicable
38                         Distribution of the Policies
39                         Distribution of the Policies
40                         Not Applicable
41(a)                      Distribution of the Policies
42                         Not Applicable
43                         Not Applicable
44                         Purchases
45                         Not Applicable
46                         Access to your Money
47                         Not Applicable
48                         Not Applicable
49                         Not Applicable
50                         Not Applicable
51                         The Company
52                         Investment Options
53                         Taxes
54                         Not Applicable
55                         Financial Statements

                                     PART I



                  FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                                    ISSUED BY
                         ALLIANZ LIFE VARIABLE ACCOUNT A
                                       AND
                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

This prospectus describes the Flexible Premium Variable Life Insurance Policy offered by Allianz Life Insurance Company of North America (Allianz Life). All references to "we," "us" and "our" refer to Allianz Life.

The policy is a variable benefit policy. We have designed the policy for use in estate and retirement planning and other insurance needs of individuals. This policy also makes available disability benefits and additional family death benefits with the acceleration of the policy's death benefit. You can also have increased access to your policy values through an unemployment benefit. It also makes available a Preferred Settlement Value that can increase the income available to you at certain ages. Allianz Life does not claim that investing in the policy is in any way similar or comparable to a systematic investment plan of a mutual fund.

You, the policyowner, have a number of investment choices in the policy. These investment choices include a fixed account (which is part of our general account) as well as variable options. Each variable option invests in a portfolio of the corresponding fund company listed below. When you buy a policy and allocate funds to the variable options you are subject to investment risk. This means that the Accumulation Value may increase or decrease depending upon the investment performance of the variable option(s) you select. Under some circumstances, the death benefit and the duration of the policy will also increase or decrease depending upon investment performance.

Generally, the policy will remain in force as long as the Net Cash Value (that is, the amount that Allianz Life would pay if you surrender the policy) is sufficient to pay certain monthly charges. However, under certain circumstances, the policy provides a No Lapse Guarantee that allows the policy to remain in force without regard to the Net Cash Value.

If you already own a life insurance policy, it may not be to your advantage to buy additional insurance or to replace your policy with the policy being offered in this prospectus.

The following portfolios are currently available with the policy:

AIM VARIABLE INSURANCE FUNDS:

AIM V.I.  Capital Appreciation Fund
AIM V.I.  Growth Fund
AIM V.I.  International Equity Fund
AIM V.I.  Value Fund

THE ALGER AMERICAN FUND:

Alger American MidCap Growth Portfolio
Alger American Small Capitalization Portfolio

DAVIS VARIABLE ACCOUNT FUND, INC.:

Davis VA Financial Portfolio
Davis VA Real Estate Portfolio

Davis VA Value Portfolio

FRANKLIN TEMPLETON VARIABLE
INSURANCE PRODUCTS TRUST:

Franklin Growth and Income Securities Fund
Franklin Rising Dividends Securities Fund
Franklin Small Cap Fund
Franklin U.S.  Government Fund
Mutual Discovery Securities Fund
Mutual Shares Securities Fund
Templeton Developing Markets Securities Fund
Templeton Growth Securities Fund


JP MORGAN SERIES TRUST II:

J.P.  Morgan International Opportunities Portfolio
J.P.  Morgan U.S.  Disciplined Equity Portfolio

OPPENHEIMER VARIABLE ACCOUNT FUNDS:

Oppenheimer Global Securities Fund/VA
Oppenheimer High Income Fund/VA
Oppenheimer Main Street Growth & Income Fund/VA

PIMCO VARIABLE INSURANCE TRUST:

PIMCO VIT High Yield Bond Portfolio
PIMCO VIT StocksPLUS Growth and Income Portfolio
PIMCO VIT Total Return Bond Portfolio

THE PRUDENTIAL SERIES FUND, INC.:

SP Jennison International Growth Portfolio4
SP Strategic Partners Focused Growth Portfolio4

SELIGMAN PORTFOLIOS, INC.:

Seligman Global Technology Portfolio
Seligman Small-Cap Value Portfolio

USALLIANZ VARIABLE INSURANCE PRODUCTS TRUST:

USAllianz Aggressive Growth Fund1
USAllianz American Growth Fund2
USAllianz Capital Growth Fund1
USAllianz Comstock Fund3
USAllianz Growth and Income Fund3
USAllianz Strategic Growth Fund2
USAllianz VIP Diversified Assets Fund
USAllianz VIP Fixed Income Fund
USAllianz VIP Global Opportunities Fund
USAllianz VIP Growth Fund
USAllianz VIP Money Market Fund

VAN KAMPEN LIFE INVESTMENT TRUST:

Van Kampen LIT Emerging Growth Portfolio

1 Fund is sub-advised by Van Kampen Investment Advisory Corp.
2 Fund is sub-advised by Fred Alger Management, Inc.
3 Fund is sub-advised by Van Kampen Asset Management, Inc.
4 Fund is sub-advised by Jennison Associates LLC

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Please read this prospectus before investing and keep it on file for future reference. It contains important information about the Flexible Premium Variable Life Insurance Policy. The Securities and Exchange Commission (SEC) maintains a Web site (http://www.sec.gov) that contains information regarding companies that file electronically with the SEC.

The policy:

o is not a bank deposit
o is not federally insured
o is not endorsed by any bank or government agency

The policy is subject to investment risk. You may be subject to loss of principal.

This prospectus is not an offering of the securities in any state, country, or jurisdiction in which we are not authorized to sell the policies. You should rely only on the information contained in this prospectus or that to which we have referred you. We have not authorized anyone to provide you with information that is different.

Date: August ___, 2001

TABLE OF CONTENTS
--------------------------------------------------------------------------------


SPECIAL TERMS

SUMMARY

PART I

1. THE VARIABLE LIFE INSURANCE POLICY

2. PURCHASES
    Application for a Policy

    Tax-Free Section 1035 Exchanges

    Coverage

    Premiums

    Temporary Insurance

    Planned Premiums

    Unscheduled Premiums

    No Lapse Guarantee Benefit (also referred to

     as the Death Benefit Guarantee in some states)

    Grace Period

    Reinstatement

    Allocation of Premium

    Accumulation Value

    Your Cash Value, Net Cash Value

    Our Right to Reject or Return a Premium Payment

3. INVESTMENT CHOICES
    Substitution and Limitations on Further Investments

    Transfers

    Dollar Cost Averaging

    Flexible Rebalancing

4. EXPENSES
    Premium Charge

    Mortality and Expense Risk Charge

    Administrative Charge

    Insurance Risk Charge

    Charge for the Accelerated Benefit Rider

    No Lapse Guarantee Charge

    Surrender Charge

    Partial Surrender Fee

    Transfer Fee

    Charge for Increased Annuity Payment Rider

    Income Tax Charge

    Modification of Charges

    Fund Annual Expenses Net of Reimbursement

5. DEATH BENEFIT
    Change in Death Benefit Option

    Change in Specified Amount

    Settlement Options at Death

6. TAXES
    Life Insurance in General

7. ACCESS TO YOUR MONEY
    Policy Loans

    Partial Surrenders

    Full Surrenders

    Settlement Options at Surrender

    Increased Annuity Payment Rider

8. LIFEFUND BENEFITS
    Accelerated Death Benefit
    Unemployment Benefit
    Preferred Settlement Value

9. OTHER INFORMATION
    The Company

    Privacy Notice

    The Separate Account

    Distribution of the Policies

    Suspension of Payments or Transfers

    Ownership

    Death Benefit Proceeds

    Beneficiary

    Assignment

    Additional Credits for Certain Groups

    Purchases by Term Life Insurance Policy Owners

    Our Right to Contest

    Termination

    Amendment

    Maturity

PART II

    Executive Officers And Directors

    Voting

    Disregard of Voting Instructions

    Legal Matters

    Federal Tax Status

    Reports to Owners

    Legal Proceedings

    Experts

    Financial Statements

APPENDIX A - Maximum Surrender Charges

APPENDIX B - Illustration of Policy Values

APPENDIX C - Performance

APPENDIX D - Variable Investment Option
                   Objectives and Strategies

APPENDIX E - The Fixed Account

SPECIAL TERMS

This prospectus is written in plain English to make it as understandable as possible. However, by the very nature of the policy, certain technical words or terms are unavoidable. We have identified some of these words or terms. For some, we have provided you with a definition.

ACCUMULATION VALUE. The sum of any amounts you may have in the fixed account and in the variable options you have selected.

AGE. The insured's age at last birthday determined as of the beginning of each policy year or as applicable, determined as of the beginning of the effective date of a Specified Amount increase and the anniversaries of such effective date.

CASH VALUE.  Your Accumulation Value minus the surrender charge.

INSURANCE RISK AMOUNT. The excess of the death benefit over your Accumulation Value.

LIFEFUND BENEFITS. Additional benefits you can select that will provide disability, unemployment and family member death benefits as well as increased income at certain ages through the Preferred Settlement Value. The LifeFund Benefits must be selected at issue of the policy and all or part of the benefits may not be available in all states. There are certain costs associated with these benefits.

MONTHLY DEDUCTION.  A monthly charge we deduct from the Accumulation Value.

NET CASH VALUE. The Cash Value of your policy minus any policy loan you may have outstanding.

NO LAPSE GUARANTEE PREMIUM. Your No Lapse Guarantee Premium is a monthly premium amount which will vary by the issue age and sex of the insured, and the selection of the Life Fund Benefits. The No Lapse Guarantee Premium is the minimum premium needed to keep the policy in force regardless of fund performance while the No Lapse Guarantee benefit is in effect. The No Lapse Guarantee Premium can change but will never be less than $50.

POLICY LOAN. The total of any outstanding loans you have made on your policy, including interest paid in advance during the current policy year. This is the indebtedness to us for a loan secured by the policy.

SPECIFIED AMOUNT. The amount of coverage chosen by you. This amount is used to determine the death benefit. The minimum is $50,000.

TARGET PREMIUM. This is equal to the No Lapse Guarantee Premium but it is used in the determination of LifeFund Benefits.

For the remainder, we believe that you will find an adequate discussion in the text. The page indicated below is where we believe you will find the best explanation for the word or term. These words or terms are in italics on the indicated page.

                                            Page
     Adjusted Premium Payment                15
     Beneficiary, Contingent Beneficiary     43
     Business Day                            18
     Death Benefit Proceeds                  42
     Insured                                  7
     Maturity Benefit                        44
     Maturity Date                           44
     Modified Endowment Contract (MEC)       10
     Monthly Anniversary Date                13
     Owner                                   42
     Policy Date                             13
     Policy Month                            13
     Policy Year, Policy Anniversary         13
     Reallocation Date                       11

The Prospectus is divided into three sections: the Summary, Part I and Part II. The sections in the Summary correspond to sections in Part I of this Prospectus which discuss the topics in more detail. Part II contains even more detailed information.

SUMMARY

1.   THE VARIABLE LIFE INSURANCE POLICY


The Allianz Life variable life insurance policy is a contract between you, the owner, and us, an insurance company. The policy provides for the payment of a death benefit to your selected beneficiary upon the death of the insured. According to our current interpretation, this death benefit is distributed free from federal income taxes. The policy can be used as part of your estate planning or used to save for retirement. The insured is the person you chose to have his or her life insured under the policy. You, the owner, can also be the insured, but you do not have to be.

The policy described in this prospectus is a flexible premium variable life insurance policy. The policy is "flexible" because:

     o   the frequency and amount of premium payments can vary;
     o   you can choose between death benefit options;
     o you can increase or decrease the amount of insurance coverage, all within the same policy of insurance; and
     o   you can choose to include the LifeFund Benefits.

The policy is "variable" because the Accumulation Value, when allocated to the variable options, will increase or decrease depending upon the investment results of the selected variable options. Under certain circumstances, the death benefit and the duration of your policy may also vary.

During the life of the insured, you can surrender the policy for all or part of its Net Cash Value. You may also obtain a policy loan, using the Accumulation Value as security.

2.   PURCHASES

You purchase the policy by completing the proper forms and paying the minimal initial premium. Your registered representative can help you complete the forms. In some circumstances, we may contact you for additional information regarding the insured. We may require the insured to provide us with medical records, physicians' statements or a complete paramedical examination.

The minimum initial premium we accept is computed for you based on the Specified Amount you request. The minimum initial premium is at least three No Lapse Guarantee Premiums. If you elected the LifeFund Benefits, the maximum you can pay at any time is the premium that will not cause the policy to become a modified endowment contract (see Part II: Policy Proceeds -- Federal Tax Status). The policy is designed for the payment of subsequent premiums. The minimum premium we accept at any time is $50. You can establish planned premiums.

3.   INVESTMENT CHOICES

You can put your money in a combination of the fixed account and/or variable options. The variable options invest in portfolios of AIM Variable Insurance Funds, The Alger American Fund, Davis Variable Account Fund, Inc., Franklin Templeton Variable Insurance Products Trust, JP Morgan Series Trust II, Oppenheimer Variable Account Funds, PIMCO Variable Insurance Trust, The Prudential Series Fund, Inc., Seligman Portfolios, Inc., USAllianz Variable Insurance Products Trust, and Van Kampen Life Investment Trust. The variable options available under the policy are described in Part I, and the investment objectives of these variable options are described in Appendix D. A complete description of the variable options is contained in the fund prospectuses, which are available upon request by calling .

4.   EXPENSES

We make certain deductions from your premiums and from the Accumulation Value. These deductions are made for premium expenses, mortality and expense risks, administrative expenses, sales expenses and for providing life insurance protection and additional LifeFund Benefits. There are also operating expenses of the portfolios. These deductions are summarized as follows:

PREMIUM CHARGE. This charge is used to pay for expenses related to premiums such as premium collection expenses, and state and local premium taxes. The charge is deducted from each premium payment, whether or not your state imposes the taxes. The charge is equal to 3.5% of each premium payment for the first 5 policy years (and for 5 years after the Effective Date of a Specified Amount increase) and drops to 1.75% with each premium payment thereafter. It is guaranteed not to exceed 5%.

MORTALITY AND EXPENSE RISK CHARGE. This risk charge is at the annual rate of 0.75% of your average daily Accumulation Value. If you have elected to include the LifeFund Benefits, the annual rate is 2%. We deduct this charge from each variable option on each business day.

ADMINISTRATIVE CHARGE. This charge equals $9.00 per policy month for the first 5 policy years (and for 5 years after the Effective Date of a Specified Amount increase),and $5.75 per policy month in the sixth policy year and thereafter (and for 6 or more years after the Effective Date of the Specified Amount increase). The charge is guaranteed not to exceed $10 per month. These amounts are deducted from your Accumulation Value on the monthly anniversary date.

INSURANCE RISK CHARGE. On each monthly anniversary date, we deduct from your Accumulation Value the cost of insurance for the next policy month. This charge provides death benefit protection. The cost of insurance rate cannot be greater than the maximum shown in your policy.

CHARGES FOR THE ACCELERATED BENEFIT RIDER. The Accelerated Benefit Rider provides disability protection and the family death benefits portion of the LifeFund Benefits. If you elect to include the LifeFund Benefits in your policy, on the monthly anniversary date, we deduct a charge per $1,000 of Specified Amount minus any Policy Loan amount for the Accelerated Benefit Rider. This rate varies by the insured's attained age and sex (where allowed). The rate per $1000 currently has a range of $____ to $____with the maximum charge per $1000 ranging from $____ to $ ______. Charges for this rider may be treated as taxable distributions in certain circumstances. (See Part I: 8. LifeFund Benefits.)

NO LAPSE GUARANTEE CHARGE. On each monthly anniversary date while the No Lapse Guarantee is in effect, we deduct from your Accumulation Value the No Lapse Guarantee charge of $0.01 per $1000 of your Specified Amount.

SURRENDER CHARGES. A surrender charge may be deducted in the event you make a full surrender of your Policy. The surrender charge schedule for the initial Specified Amount is shown in your policy schedule. The maximum surrender charge, which is the initial charge set out in the Appendix A, is based on the insured's issue age, sex (where permitted), risk classification and the initial Specified Amount. The surrender charges remain level during the first ten policy years and then decrease monthly until they are zero at the end of the fifteenth policy year. If you increase your Specified Amount, an additional fifteen-year surrender charge schedule will apply.

PARTIAL SURRENDER FEE. If you surrender only a portion of the Net Cash Value at any time during the insured's lifetime, there may be an administrative fee assessed equal to the lesser of $25 or 2% of the partial surrender amount you take out of the policy. The fee is currently zero.

TRANSFER FEE. You may transfer values from one variable option to another, or to or from the fixed account. The first 12 transfers in a policy year are currently free. The fee for each additional transfer currently is $25. Prescheduled automatic dollar cost averaging transfers and flexible rebalancing transfers are not currently counted. We reserve the right to limit the number of transfers and to charge a fee for any transfer.

CHARGE FOR INCREASED ANNUITY PAYMENT RIDER. The Increased Annuity Payment Rider provides increased income payments to annuitants who become disabled. If you, as the annuitant, choose a lifetime income payout, and you are less than 80 years old, you may elect to purchase this rider at the time you begin receiving income payments. For this benefit, we deduct a monthly charge per $100 of basic annuity payment. The charge currently ranges from $0.70 to $7.38.

OTHER EXPENSES. Investment management fees, any 12b-1 fees, and other direct expenses are deducted from, and operating expenses paid out of, the assets of the portfolios of the funds.


5.   DEATH BENEFIT

The amount of the death benefit depends on:

     o the total Specified Amount of your policy;
     o the death benefit option in effect at the time of death; and
     o under some circumstances, your Accumulation Value.

There are two death benefit options: Option A and Option B.

If death benefit Option A is in effect, the death benefit is the greatest of :
(a)      your total Specified Amount in effect; or
(b) your Accumulation Value on the date of death multiplied by the applicable factor from the Table of Death Benefit Factors contained in your policy; or
(c) your Preferred Settlement Value, if any, on the date of death multiplied by the applicable factor from the Table of Death Benefit Factors contained in your policy.
Under this option, the amount of the death benefit is level, except when we use the factor to determine the benefit percentage.

If death benefit Option B is in effect, the death benefit is the greatest of
(a)      your total Specified Amount in effect plus the Accumulation Value; or
(b) your Accumulation Value on the date of death multiplied by the applicable factor from the Table of Death Benefit Factors contained in your policy; or
(c) your Preferred Settlement Value, if any, on the date of death multiplied by the applicable factor from the Table of Death Benefit Factors contained in your policy.
Under this option, the amount of the death benefit is variable.

Under certain circumstances, you can change death benefit options. You can also change the Specified Amount under certain circumstances. Changing the death benefit option or the Specified Amount may have tax consequences and you should consult a tax adviser before doing so.

At the time of application for a policy, you designate a beneficiary. The beneficiary is the person or persons who will receive the death proceeds. You can change your beneficiary unless you have designated an irrevocable beneficiary. The beneficiary does not have to be a natural person.

6.   TAXES

We believe that a policy should generally provide the minimum death benefit required under federal tax law. There is less guidance, however, with respect to a policy with LifeFund Benefits added, and it is not clear whether such policies will satisfy this requirement. Assuming a policy satisfies this requirement, the death proceeds paid under the policy should be excludable from the gross income of your beneficiary. Any earnings in your policy generally are taxed only when you take them out. The tax treatment of the loan proceeds and surrender proceeds will depend on whether the policy is considered a Modified Endowment Contract
(MEC). Proceeds taken out of a MEC are considered to come from earnings first and are includible in taxable income. If you are younger than 59 1/2 when you take money out of a MEC, you may also be subject to a 10% federal tax penalty on the earnings withdrawn. If the policy is not an MEC, please see the discussion in "Part II: Tax Treatment of the Policy -- Federal Tax Status".

7.   ACCESS TO YOUR MONEY

You can terminate your policy at any time and we will pay you the Net Cash Value. At any time during the insured's life and before your policy has terminated, you may surrender a part of your Net Cash Value in accordance with the terms of your policy. When you terminate your policy, a surrender charge may be assessed. Also, when you make a partial surrender, we may assess a partial surrender fee of $25 or 2% of the partial surrender amount, whichever is less. This fee is currently not being assessed.

You can also borrow some of your Net Cash Value.

8.   LIFEFUND BENEFITS

At issue, you can elect to include the LifeFund Benefits in your policy, if available in your state. The LifeFund Benefits provide (a) accelerated death benefits upon the insured's disability, including impairments causing chronic illness or critical illness as well as upon death of an eligible family member;
(b) a waiver of premium benefit; (c) unemployment benefits; and (d) an option to increase income at certain ages.

Certain of the tax consequences associated with adding LifeFund Benefits to your policy or receiving distributions under any of these Benefits may be unclear. You should consult a qualified tax adviser about the consequences of adding the LifeFund Benefits to a policy or requesting benefit payments under any of the LifeFund Benefits. In addition, you can be deemed to have received a distribution for tax purposes each time a deduction is made from your Accumulation Value to pay charges for the Accelerated Benefit Rider portion of the LifeFund Benefits and your premium payments for that year are less than such charges. Any such distribution will generally be taxed in the same manner as any other distribution under the policy. You should consult a tax advisor regarding the tax treatment of any deduction from your Accumulative Value that is used to pay charges for the Accelerated Benefit Rider.

9.   OTHER INFORMATION

Free Look. You can cancel the policy within 30 days after you receive it or if later, the 45th day after you sign your application. We will refund all premiums paid less any policy loan and partial surrenders. During the underwriting process, we will allocate your initial net premium to the USAllianz VIP Money Market Fund until the reallocation date, which occurs 30 days after the policy is released to an active status in our processing system. After that, we will invest your Accumulation Value and any subsequent premiums as you requested.

Purchasing Considerations. The policy is designed for individuals and businesses that have a need for death and disability protection (as well as unemployment protection for individuals) and who also desire to potentially increase the values in their policies through investment in the variable options.

The policy offers the following to individuals:

     o   ability to create or conserve one's estate;
     o access to funds through the acceleration of death benefit should disability or a family death occur (if LifeFund Benefits are selected).
     o   supplement income at certain ages; and
     o   access to funds through loans and surrenders.

We offer a No Lapse Guarantee benefit. If you pay the No Lapse Guarantee Premiums, we guarantee that, while the No Lapse Guarantee benefit is in effect, your policy will not lapse even if your Net Cash Value is not sufficient to cover the monthly deductions. This benefit may not be available in all states. It is also referred to as the Death Benefit Guarantee in some states.

You can arrange to have a regular amount of money automatically transferred from any one of the variable options or the fixed account to selected variable options each month, theoretically giving you a lower average cost per unit over time than a single one time purchase. We call this feature the dollar cost averaging option.

You can choose to have us rebalance your account periodically to help you maintain your specified allocation mix among the variable options and fixed account. We call this feature the flexible rebalancing option.

Agent Compensation

We will pay sales commissions to broker-dealers. Other payments may be made for other services related to the sale of the policies. For a discussion of these arrangements, see "Part II: Distribution".

10.  INQUIRIES

If you need more information about buying a policy, please contact us at:

     Allianz Life Insurance Company of North America
     Xxxxxxxxxxxxxxxxx
     Xxxxxxxxxxxxxxxxx
     1-800-xxx-xxxx

If you need policyowner service (such as changes in policy information, inquiry into policy values, or to make a loan), please contact us at our service center:

     USAllianz Service Center
     300 Berwyn Park
     P.O.  Box 3031
     Berwyn, Pennsylvania 19312-0031
     1-800-336-0320


PART I

1.   THE VARIABLE LIFE INSURANCE POLICY

The variable life insurance policy is a contract between you, the owner, and us, an insurance company. This kind of policy is commonly used for estate planning and/or retirement planning.

The policy provides for life insurance coverage on the insured. It has an Accumulation Value, a death benefit, surrender rights, loan privileges and other characteristics associated with traditional and universal life insurance. However, since the policy is a variable life insurance policy, the value of your policy will increase or decrease depending upon the investment experience of the variable option(s) you choose. The duration or amount of the death benefit may also vary based on the investment performance of the underlying portfolios. To the extent you select any of the variable options, you bear the investment risk. If your Net Cash Value is insufficient to pay the monthly deductions, the policy may terminate. However, while the No Lapse Guarantee is in effect, if you have paid the No Lapse Guarantee Premium and have not taken out a loan or a partial surrender, your policy will not lapse even if your Net Cash Value is insufficient to pay the monthly deductions.

Because the policy is like traditional and universal life insurance, so long as it remains in force, it provides a death benefit which is paid to your named beneficiary. When the insured dies, the death proceeds are paid to your beneficiary. These proceeds should be excludable from the gross income of the beneficiary. However, estate taxes may apply. If you need access to your money, you can borrow from the policy or make a total or partial surrender.

At issue, you can also choose to include LifeFund Benefits in the policy, if available in your state. If you do, you will have access to a portion of your death benefit when certain disability events occur, or if a death occurs among eligible family members. You also have increased access to your policy values if you become unemployed for at least 180 days. You may also increase the income available to you at certain ages.

Fees, charges and benefits under the policy may vary, depending on the state in which the policy is issued and whether you choose to include the LifeFund Benefits.

2.   PURCHASES

Application For a Policy

In order to purchase a policy, you must submit to us an application that contains information about the proposed insured. Generally, the proposed insured must be at least 15 years old and cannot be older than 55 years old on his or her last birthday. The minimum Specified Amount is currently $50,000. In some cases, we will ask for additional information. We may request that the insured provide us with medical records, a physician's statement or possibly require other medical tests.

Tax-Free Section 1035 Exchanges

You generally can exchange one life insurance policy for another in a "tax-free" exchange under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both life insurance policies carefully. Remember that if you exchange another life insurance policy for the one described in this prospectus: you might have to pay a surrender charge on your old policy; there will be a new surrender charge period for the new policy; other charges under the new policy may be higher (or lower); and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, you also may have to pay federal income tax on the exchange. You should not exchange another life insurance policy for this one unless you determine that the exchange is in your best interest.

Coverage

Coverage under a policy begins on the later of the policy date or the date we receive at least the minimum initial premium (see immediately following section). In general, if we issue the policy, the policy date is the later or the date of the application or the date of completion of any medical examination required by our underwriting procedures.

Subject to our administrative procedures and state law requirements, you may request a policy date up to six months prior to the date the policy is issued, for the purpose of preserving a younger Age. In many cases, a younger Age will result in a smaller No Lapse Guarantee Premium , lower cost of insurance charges and lower surrender charges. An earlier policy date will also result in a correspondingly earlier commencement of monthly deduction charges. If an earlier date is requested, the minimum initial premium is the No Lapse Guarantee premiums from the policy date to the issue date plus three No Lapse Guarantee premiums.

Your first policy year starts on the policy date. Future policy years start on the same day and month in each subsequent year. We call that date a policy anniversary. Your first policy month starts on the policy date. Future policy months start on the same day in each subsequent month. We call that date a monthly anniversary date.

Premiums

We will make your policy effective only after we receive the minimum initial premium. The minimum initial premium is three No Lapse Guarantee Premiums. If you elected to include the LifeFund Benefits, the maximum you can pay at any time is the premium that will not cause the policy to become an MEC (see "Part
II: Policy Proceeds -- Federal Tax Status"). Before we send out the policy, the application must be in good order as determined by our administrative rules and be approved for issue by underwriting. We reserve the right to reject an application for any reason permitted by law. The policy is not designed for professional market timing organizations, other entities, or persons using programmed, large, or frequent transfers.

Temporary Insurance

 At the time the application is taken, the applicant can receive temporary insurance coverage on the proposed insured by paying one month's premium at least equal to the No Lapse Guarantee Premium. The temporary insurance will be for the lesser of $250,000 or the Specified Amount applied for (adjusted for any existing insurance with us that is being exchanged, converted or reissued with the application and for any life insurance being applied for under other current applications with us).

Temporary insurance will be effective until the earliest of the following:

o    60 days from the date of the temporary insurance

o    the date coverage starts under this policy

o the date a policy, other than as applied for, is accepted or rejected by the applicant

o    the date we decline the application.

Planned Premiums

The policy is designed to allow you to make subsequent premium payments. The minimum premium you can pay at any time is $50. You can elect to make planned premium payments. Planned premiums may be paid annually, semi-annually, quarterly or monthly. You select the planned premium and payment interval at the time of application. You may change the amount and frequency of premiums. We have the right to limit the amount of any increase.

Unscheduled Premiums

You can make additional unscheduled premium payments at any time while the policy is in force. However, in order to preserve the favorable tax status of the policy, we may limit the amount of the premiums and may return any premiums that exceed the limits stated under the U.S. tax laws. If you elected to include the LifeFund Benefits, the maximum you can pay at any time is the premium that will not cause the policy to become an MEC (See "Part II: Policy Proceeds -- Federal Tax Status"). We also reserve the right to limit the amount of unscheduled premiums or require underwriting if the payment of such premiums causes the death benefit to increase by more than $25,000 or, if less, two times the death benefit prior to the payment of the premium.

No Lapse Guarantee Benefit (also referred to as the Death Benefit Guarantee in some states)

If you meet the premium requirements described below while the No Lapse Guarantee benefit is in effect, we guarantee that we will not lapse the policy even if the Net Cash Value is not sufficient to cover monthly deductions.

The No Lapse Guarantee benefit is effective for the first 10 policy years or the insured's Age 65, if later. In Texas and Massachusetts, the No Lapse Guarantee benefit is effective during the first 5 policy years only. This benefit will continue so long as your adjusted premium payments are at least equal to your accumulated No Lapse Guarantee Premiums.

Your adjusted premium payments as of the monthly anniversary date equal:

o the total of your premium payments received by us; minus
o any partial surrenders you have made to date; minus
o any policy loan.

Your accumulated No Lapse Guarantee Premiums as of the monthly anniversary date equal:

o    the No Lapse Guarantee Premium; multiplied by
o one plus the number of months the policy has been in force as of that monthly anniversary date.

If you have not had the same No Lapse Guarantee Premium in effect every month, your accumulated No Lapse Guarantee Premiums will be based on the different premiums that were in effect and the number of months for which each applied.

The No Lapse Guarantee Premium will change if you request an increase or decrease in the Specified Amount. It will also change if your risk classification changes. A change in death benefit options or a decrease in the Specified Amount resulting from a LifeFund Benefit payment or from a partial surrender does not change the No Lapse Guarantee Premium.

We reserve the right to change the No Lapse Guarantee Premiums prospectively should our expectations of future persistency, mortality, expenses or investment experience change. Any change will be made on a uniform basis by Age, risk classification, sex and benefits. The No Lapse Guarantee Premiums will not be greater than the premiums that we calculate that would be necessary to cover all guaranteed charges to the insured's Age 75 or if later, to the fifteenth policy anniversary, and will not be less than $50.

If you have not made sufficient premiums to maintain the No Lapse Guarantee benefit as of any monthly anniversary date, we will send you notice of the premium payment required to maintain the No Lapse Guarantee benefit for the next three months. If we do not receive required premiums within 61 days from the date of our notice, the No Lapse Guarantee benefit will terminate. You cannot reinstate the No Lapse Guarantee benefit.

Grace Period

When a policy is about to terminate, under some circumstances, the policy provides a grace period in order for you to make a premium payment or a loan repayment in order to keep your policy in force.

While the No Lapse Guarantee benefit is in effect, a grace period will begin on your monthly anniversary date when:

o your Net Cash Value is not large enough to cover the monthly deduction made on that date; and
o your adjusted premium payments are less than your accumulated
No Lapse Guarantee Premiums.

While the No Lapse Guarantee benefit is in effect, the premium payment that you need to make to keep your policy from terminating at the end of the grace period is the lesser of:

o    three monthly deductions; or
o the accumulated No Lapse Guarantee Premiums for the monthly anniversary date when the grace period began minus adjusted premium payments as of that date.

If the No Lapse Guarantee benefit is no longer in effect, a grace period will begin on the monthly anniversary date when your Net Cash Value is not large enough to cover the monthly deductions to be made on that date.

If the No Lapse Guarantee benefit is no longer in effect, the premium required to keep the policy from terminating at the end of a grace period equals three monthly deductions.

When your policy enters grace period, we will continue the policy for 61 days. If the insured dies during a grace period, we will deduct the premium that would have been required to keep your policy from terminating from the amount we would otherwise pay out.

Your policy will terminate without value at the end of a grace period unless we receive a premium payment during the grace period large enough to keep your policy from terminating at the end of that grace period.

We will notify you in writing at least 31 days before a grace period ends. This notice will show how much must be paid to keep the policy from terminating. We send notices to the last address you have given us.

Reinstatement

If your policy terminated at the end of a grace period, you can request that we reinstate it (restore your insurance coverage) anytime within 5 years after its termination. To reinstate your policy, you must:

o    submit an application for reinstatement;
o submit proof satisfactory to us that the insured is still insurable at the risk classification that applies for the latest Specified Amount portion then in effect;
o pay or agree to reinstatement of any policy loan with loan interest to the date the policy terminated; and
o    pay the premium required to reinstate the policy.

The premium required to reinstate the policy equals the total of the following amounts:

o the amounts that would have been required for the policy to continue in force without entering into a grace period for each month during the grace period; and
o the amount that will be required for the policy to continue in force without entering a grace period for the next 3 months after the reinstatement date.

The reinstatement date is the monthly anniversary date on or following the day we approve the application for reinstatement. The Accumulation Value on the reinstatement date is equal to the Accumulation Value on the monthly anniversary date when the grace period ended, plus premiums (less premium charges) paid at reinstatement. The surrender charge on the reinstatement date is equal to the surrender charge on the monthly anniversary date when the grace period ended.

The policy may not be reinstated after:

o it has been surrendered for its Net Cash Value;
o the insured's death; or
o the maturity date.

Allocation of Premium

Prior to the reallocation date, the initial premium is allocated to the USAllianz VIP Money Market Fund. On the reallocation date, the Accumulation Value is allocated to the fixed account and/or the variable options in accordance with your selections. This allocation is not subject to the transfer fee provision ("Part I: 4. Expenses -- Transfer Fee"). Your premium thereafter is allocated to the fixed account or one or more of the variable options, as selected by you. However, we reserve the right to limit the number of investment choices (the variable options and the fixed account) that you may invest in at any one time.

Accumulation Value

On the policy date, your Accumulation Value is:

o your initial premium less the premium charge, minus
o the monthly deductions for the first policy month.

The Accumulation Value equals the sum of the policy amounts in the fixed account and in the variable options you have selected.

Method of Determining your Accumulation Value Allocated to a Variable Option

The value of your policy will go up or down depending upon the investment performance of the variable option(s) you choose and the charges and deductions made against your Accumulation Value. In order to keep track of the value of your Accumulation Value, we use a unit of measure we call an Accumulation Unit. (An Accumulation Unit works like a share of a mutual fund.)

Every business day, we determine the value of the Accumulation Unit for each variable option by multiplying the value of the Accumulation Unit for the previous period by a factor for the current period. The factor is determined by:

o dividing the value of a portfolio at the end of the current period by the value of that portfolio for the previous period; and
o multiplying it by one minus the daily amount of the mortality and expense risk charge and any charges for taxes.

The value of a Accumulation Unit may go up or down from business day to business day.

When you make a subsequent premium payment, we credit your policy with Accumulation Units. The number of Accumulation Units credited is determined by dividing the amount of the premium, less the premium charge, allocated to the variable option by the value of the Accumulation Unit for that variable option.

When we assess any charges other than premium charges, we do so by deducting Accumulation Units from your policy. When you take a loan, we reduce the number of the Accumulation Units in your policy and transfer the policy loan amount to the fixed account.

Our business day is each day that the New York Stock Exchange is open for business. Our business day ends at the close of the regular business session of the New York Stock Exchange, usually 4:00 p.m. Eastern Time.

Your Cash Value, Net Cash Value

Your Cash Value equals:

o    your Accumulation Value; minus
o    the surrender charges.

Your Net Cash Value equals:

o    the Cash Value; minus
o    any policy loan you may have incurred.

During the insured's life, you may:

o take loans based on the Net Cash Value;
o make partial surrenders based on the Net Cash Value; or
o surrender the policy for its Net Cash Value.

Our Right to Reject or Return a Premium Payment

In order to receive the tax treatment for life insurance under the Internal Revenue Code (Code), a policy must initially qualify and continue to qualify as life insurance under the Code. To maintain this qualification, we have reserved the right under the policy to return any premiums paid which we have determined will cause the policy to fail as life insurance. We also have the right to make changes in the policy or to make a distribution to the extent we determine this is necessary to continue to qualify the policy as life insurance. Such distributions may have current income tax consequences to you.

If you elected to include the LifeFund Benefits in your policy, the maximum you can pay at any time is the premium that will not cause the policy to become a Modified Endowment Contract (MEC). Any premiums in excess of the maximum is refunded to you.

If you did not elect to include the LifeFund Benefits and subsequent premiums would cause your policy to become a MEC, we will contact you. If you notify us that you do not want to continue your policy as a MEC, we will refund the dollar amount of the excess premium that caused the policy to become a MEC as of the date we receive the notice. You must notify us by the 45th day after the policy anniversary in which such premium was made. If investment earnings on the excess premium are positive, we will refund the excess premium, plus the variable earnings. If the investment earnings on the excess premium are negative, we will refund the full amount of the excess premium out of the cash value of the policy.

3.   INVESTMENT CHOICES

The policy offers variable options. Each variable option invests in one of the portfolios listed below. Each portfolio has its own investment objective. The policy also offers a fixed account of Allianz Life. Additional portfolios may be available in the future.

YOU SHOULD READ THE PORTFOLIO PROSPECTUSES CAREFULLY BEFORE INVESTING. The portfolios invest in different types of securities and follow varying investment strategies. There are potential risks associated with each of these types of securities and investment strategies. For example, a portfolio's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or securities issued by companies with relatively small market capitalizations. IPO purchases and other investment techniques may have a magnified performance impact on a portfolio with a small asset base. A portfolio may not experience similar performance as its assets grow. The operation of the portfolios and the various risks associated with the portfolios are described in the portfolio prospectuses. See Appendix D which contains a summary of the investment objectives for each portfolio. To obtain a current prospectus for any of the portfolios, call (800) ____________. Copies of the portfolio prospectuses will be sent to you with your policy.

The investment objectives and policies of certain portfolios are similar to the investment objectives and policies of other mutual funds that certain of the same investment advisers manage. Although the objectives and policies may be similar, the investment results of the portfolios may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the portfolios have the same investment advisers and objectives.

Certain advisers have retained one or more subadvisers to help them manage the portfolios.

The following is a list of the portfolios available under the policy and the investment advisers and sub-advisers for each portfolio:


AVAILABLE PORTFOLIOS                               INVESTMENT ADVISERS                   INVESTMENT SUB-ADVISERS
-------------------------------------------------------------------------------------------------------------------


AIM VARIABLE INSURANCE FUNDS:
AIM V.I.  Capital Appreciation Fund               A I M Advisors, Inc.

AIM V.I.  Growth Fund                             A I M Advisors, Inc.

AIM V.I.  International Equity Fund               A I M Advisors, Inc.

AIM V.I.  Value Fund                              A I M Advisors, Inc.

THE ALGER AMERICAN FUND:

Alger American MidCap Growth Portfolio            Fred Alger Management, Inc.

Alger American Small Capitalization Portfolio     Fred Alger Management, Inc.

DAVIS VARIABLE ACCOUNT FUND, INC.:

Davis VA Financial Portfolio                      Davis Selected Advisers, LP

Davis VA Real Estate Portfolio                    Davis Selected Advisers, LP

Davis VA Value Portfolio                          Davis Selected Advisers, LP

FRANKLIN TEMPLETON VARIABLE

INSURANCE PRODUCTS TRUST:

Franklin Growth and Income Securities Fund        Franklin Advisers, Inc.

Franklin Rising Dividends Securities Fund         Franklin Advisory Services, LLC

Franklin Small Cap Fund                           Franklin Advisers, Inc.

Franklin U.S.  Government Fund                    Franklin Advisers, Inc.

Mutual Discovery Securities Fund                  Franklin Mutual Advisers, LLC

Mutual Shares Securities Fund                     Franklin Mutual Advisers, LLC

Templeton Developing Markets Securities Fund      Templeton Asset Management Ltd.

Templeton Growth Securities Fund                  Templeton Global Advisors Limited

JP MORGAN SERIES TRUST II:

                                       19

J.P.  Morgan International Opportunities Portfolio J.P.  Morgan Investment Management Inc.

J.P.  Morgan U.S.  Disciplined Equity Portfolio   J.P.  Morgan Investment Management Inc.

OPPENHEIMER VARIABLE ACCOUNT FUNDS:

Oppenheimer Global Securities Fund/VA             OppenheimerFunds, Inc.

Oppenheimer High Income Fund/VA                   OppenheimerFunds, Inc.

Oppenheimer Main Street Growth & Income Fund/VA   OppenheimerFunds, Inc.

PIMCO VARIABLE INSURANCE TRUST:

PIMCO VIT High Yield Bond Portfolio               Pacific Investment Management Company LLC

PIMCO VIT StocksPLUS Growth and Income Portfolio  Pacific Investment Management Company LLC

PIMCO VIT Total Return Bond Portfolio             Pacific Investment Management Company LLC

THE PRUDENTIAL SERIES FUND, INC.:

SP Jennison International Growth Portfolio        Prudential Investments Fund

                                                     Management LLC                   Jennison Associates LLC

SP Strategic Partners Focused Growth Portfolio    Prudential Investments Fund

                                                     Management LLC                   Jennison Associates LLC

SELIGMAN PORTFOLIOS, INC.:

Seligman Global Technology Portfolio              J.  & W.  Seligman & Co.  Incorporated

Seligman Small-Cap Value Portfolio                J.  & W.  Seligman & Co.  Incorporated

USALLIANZ VARIABLE INSURANCE

PRODUCTS TRUST:

USAllianz Aggressive Growth Fund                  USAllianz Advisers, LLC             Van Kampen Investment
Advisory Corp.

USAllianz  American Growth Fund                   USAllianz Advisers, LLC             Fred Alger Management, Inc.

USAllianz  Capital Growth Fund                    USAllianz Advisers, LLC             Van Kampen Investment
Advisory Corp.

USAllianz  Comstock Fund                          USAllianz Advisers, LLC             Van Kampen Asset Management
Inc.

USAllianz Growth and Income Fund                  USAllianz Advisers, LLC             Van Kampen Asset Management
Inc.

USAllianz Strategic Growth Fund                   USAllianz Advisers, LLC             Fred Alger Mangement, Inc.

USAllianz VIP Diversified Assets Fund             Allianz of America, Inc.

USAllianz VIP Fixed Income Fund                   Allianz of America, Inc.

USAllianz VIP Global Opportunities Fund           Allianz of America, Inc.

USAllianz VIP Growth Fund                         Allianz of America, Inc.

USAllianz VIP Money Market Fund                   Allianz of America, Inc.

VAN KAMPEN LIFE INVESTMENT TRUST:

Van Kampen LIT Emerging Growth Portfolio          Van Kampen Asset Management Inc.


Shares of the portfolios may be offered in connection with certain variable annuity contracts and variable life insurance policies of various insurance companies which may or may not be affiliated with Allianz Life. Certain portfolios may also be sold directly to pension and retirement plans that qualify under Section 401 of the Internal Revenue Code. As a result, a material conflict of interest may arise between insurance companies, owners of different types of contracts and retirement plans or their participants. If there is a material conflict, we will consider what should be done, including potentially removing the investment portfolio from the policy's variable options. The investment advisers believe that offering their shares in this manner will not be disadvantageous to you.

Allianz Life may enter into certain arrangements under which it or an affiliate is reimbursed by the portfolios' advisers, distributors and/or affiliates for the administrative services which it provides to the portfolios. The amount of the compensation usually is based on the aggregate assets of the investment portfolio from contracts that we issue or administer. Some advisers may pay us more or less than others, and our affiliates may pay us more. The amounts we receive under these arrangements may be significant. We also receive 12b-1 fees from some portfolios.

Substitution and Limitations on Further Investments

We may substitute another variable option for one of the variable options you have selected. Substitutions may be made with respect to existing investments, the investment of future premium payments, or both. New or substitute portfolios may have different fees and expenses, and their availability may be limited to certain classes of purchasers. We may close variable options to allocations of purchase payments or contract value, or both, at any time and in our sole discretion. The funds which sell shares of the portfolios to us pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to us. We may not substitute any shares attributable to our interest in a variable option without notice to you and prior approval of the SEC, to the extent required by the Investment Company Act of 1940 or other applicable law.

Transfers

You can transfer money among the variable options and/or the fixed account. Transfers may be subject to a transfer fee. Allianz Life currently allows you to make as many transfers as you want to each year. Allianz Life may change this practice in the future. However, this product is not designed for professional market timing organizations or other persons using programmed, large, or frequent transfers. Such activity may be disruptive to a portfolio. We reserve the right to reject any specific premium payment allocation or transfer request from any person if, in the portfolio investment adviser's judgment, a portfolio would be unable to invest effectively in accordance with its investment objectives and policies. Excessive trading activity can disrupt portfolio management strategy, impact performance and increase expenses, which are borne by all policyowners who allocated premium payments or made transfers to the portfolio, regardless of their transfer activity. We may impose other restrictions on transfers including prohibiting them for any policyowner who, in our view, has abused, or appears likely to abuse the transfer privilege.

Currently, we assess a $25 transfer fee for each transfer in excess of 12 per policy year, other than dollar cot averaging transfers and flexible rebalancing transfers. We reserve the right to asses a fee on any transfer.

Please note that telephone and/or facsimile may not always be available. Any telephone and/or facsimile, whether it is yours, your service provider's, or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer by writing to our home office.

The following applies to any transfer:

1.   We may not allow you to make transfers before the reallocation date.

2.   Your request for a transfer must clearly state:

     o which variable option(s) and/or the fixed account is involved in the transfer; and
     o the amount of the transfer.

3. Your right to make transfers is subject to modification if we determine in our sole opinion that the exercise of the right by one or more policy owners is, or would be, to the disadvantage of other policy owners. Restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right which we consider to be to the disadvantage of other policy owners. A modification could be applied to transfers to or from one or more of the variable options and could include, but is not limited to:

o    the requirement of a minimum time period between each transfer;

o not accepting a transfer request from an agent acting under a transfer authorization or power of attorney; or

o limiting the dollar amount that may be transferred between the variable options by a policy owner at any one time.

If a transfer request is rejected, we will call your registered representative to request alternate instructions. If we are unable to contact your registered representative, we will contact you directly. If the transfer is rejected, we will send you a written notification within 5 business days.

Allianz Life reserves the right at any time without prior notice to any party to modify the transfer provisions, subject to applicable state law.

You can make transfers by telephone. We may allow you to authorize someone else to make transfers by telephone on your behalf. If you own the policy with a joint owner, unless you instruct Allianz Life otherwise, we will accept instructions from either one of you. Allianz Life will use reasonable procedures to confirm that instructions given to us by telephone are genuine. If we do not use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. Allianz Life tape records all telephone instructions.

Dollar Cost Averaging

Dollar cost averaging is a program which enables you to transfer specified dollar amounts each month or quarter from the source account -- any of the variable options or the fixed account -- to other variable options at regular intervals. By allocating on a regularly scheduled basis, you may be less susceptible to the impact of market fluctuations.

Dollar cost averaging may be selected for any period of at least 12 months. The minimum amount that can be transferred is $500. All dollar cost averaging transfers are made effective the 10th of the month (or the next business day if the 10th of the month is not a business day). You can elect to participate in this program at any time by:

o properly completing the dollar cost averaging election form;
o returning it to us by the first of the month (to be effective that month); and
o ensuring that sufficient value is in the variable option or fixed account from which the transfers are being taken (the source account).

Dollar cost averaging will terminate when any of the following occurs:

     1)  the number of designated transfers has been completed;
     2) you do not have enough money in the source account to make the transfer (if less money is available, that amount will be dollar cost averaged and the program will end);
     3) you request termination in writing and the writing is received by the first of the month; or
     4)  your policy is terminated.

There is no current charge for dollar cost averaging, but we reserve the right to charge for this program in the future.

Flexible Rebalancing

If you have at least $10,000 of Accumulation Value at the time of election, you may choose to have us rebalance your Accumulation Value. Flexible rebalancing is designed to help you maintain your specified allocation mix among the different variable options. The fixed account is not part of flexible rebalancing. You can direct us to readjust your Accumulation Value on a quarterly, semi-annual or annual basis to return to your original variable option allocations. flexible rebalancing transfers will be made on the 20th day of the month unless that day is not a business day. If it is not, then the transfer will be made on the previous business day. If you also chose to dollar cost average, flexible rebalancing will start after all transfers under the dollar cost averaging program is completed. If you participate in flexible rebalancing, the transfers made under the program are currently not taken into account in determining any transfer fee. You will currently not be charged additional fees for participating in this program

4.   EXPENSES

There are charges and other expenses associated with the policy that reduce the return on your investment in the policy. Monthly deductions are allocated to the fixed account and the variable options on a proportionate basis depending on their relative Accumulation Values at that time. The charges and expenses are:

Premium Charge

This charge is deducted from each premium payment and is used to pay for expenses related to premiums, including premium taxes charged by some states and other governmental entities (e.g., municipalities) and premium collection expenses. Currently, the charge is equal to 3.5% of each premium payment for the first 5 policy years (and for 5 years after the effective date of a Specified Amount increase) and drops to 1.75% of each premium payment thereafter. This charge cannot exceed 5%.

Mortality and Expense Risk Charge

We deduct a mortality and expense risk charge from each variable option each business day. This risk charge on an annual basis, is 0.75% of the average daily Accumulation Value. If you elected to include the LifeFund Benefits in the policy, the total annual rate is 2%.

This risk charge compensates us for assuming the mortality and expense risks under the policy. The mortality risk assumed by us is that the insureds, as a group, may not live as long as expected. The expense risk assumed by us is that actual expenses may be greater than those assumed. We are responsible for the administration of the policy. We expect to profit from this charge, and may use these profits to cover some of our sales expenses.

Administrative Charge

On the monthly anniversary date, we deduct from your Accumulation Value an administrative charge of $9.00 per policy month for the first 5 policy years (and for the first 5 years after the effective date of Specified Amount increase) and $5.75 per policy month thereafter. We reserve the right to raise this charge, but not to exceed $10 per month.

The charge reimburses us for expenses incurred in the administration of the policies. Such expenses include: confirmations, annual account statements, maintenance of policy records, maintenance of variable account records, administrative personnel costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees, the costs of other services necessary for policy owner servicing and all accounting, valuation, regulatory and updating requirements.

Insurance Risk Charge

On each monthly anniversary date, we deduct from your Accumulation Value the cost of the insurance coverage we provide in the month following the charge. At Age 100 and later, the insurance risk charges are zero. Otherwise, the insurance risk charge for each policy month equals the total of the insurance risk charges for the policy month for each Specified Amount portion then in effect. The initial Specified Amount and each Specified Amount increase still in effect are Specified Amount portions. The total Specified Amount is the sum of all Specified Amount portions.

To determine the insurance risk charge for a Specified Amount portion for a policy month, we multiply:

o the Insurance Risk Amount for the Specified Amount portion for that month; by
o the cost of insurance rate that applies to that Specified Amount portion for that month.

The Insurance Risk Amount for a Specified Amount portion for a policy month equals the excess of:

o the death benefit associated with that Specified Amount portion divided by 1.002466 (this factor reduces the Insurance Risk Amount, solely for the purposes of computing the insurance risk charge by taking into account assumed monthly earnings at an annual rate of 3%); over
o the value of the Accumulation Value at the beginning of the policy month, before the monthly deduction for the month is subtracted.

In determining the Insurance Risk Amount for a Specified Amount portion, we will first assume that the Accumulation Value is part of the initial Specified Amount. If the Accumulation Value is greater than the initial Specified Amount, we will assume the Accumulation Value is part of each increase in order, starting with the first increase. In calculating the death benefit associated with a Specified Amount portion, we use the Accumulation Value related to the Specified Amount portion. See "Part I. 5. Death Benefit".

The cost of insurance rate for a Specified Amount portion for a policy month equals the cost of insurance rate for that month for the risk classification of the insured which applies to that portion of the Specified Amount. The risk classification applicable to each Specified Amount portion is determined at application for each of the portions.

After the later of the first policy anniversary or one year after the effective date of the last Specified Amount increase, you can request a change to a better risk classification. Any change to a better risk classification will be effective on the monthly anniversary date on or following the date we approve the change.

The total cost of insurance rate for a policy month will be uniform for all Specified Amount portions that:

o are in the same Specified Amount band, sex, and risk classification;
o take effect when the insureds are the same age; and
o have been in force the same length of time.

We may change our cost of insurance rates from time to time based on our expectations as to future cost elements such as: investment earnings, mortality, persistency, expenses and taxes. Any change we make will apply to all Specified Amount portions in the same risk classification.

The current cost of insurance rates for each policy month will not be more than the amount shown in the table contained in your policy. The table of guaranteed rates is based on the insured's age at his or her last birthday at the beginning of each year (attained age), sex and risk classification. For the initial Specified Amount, the insured's attained age is determined at the beginning of each policy year. For each Specified Amount increase, attained age is determined at the beginning of each year measured from the date the increase took effect.

Since the mortality tables used with the policy distinguish between males and females, the cost of insurance and the benefits payable will differ between males and females of the same age. Employers, employee plans and employee organizations should seek legal advice to determine whether the Civil Rights Act of 1964, Title VII, or other applicable law prohibits the use of sex distinct mortality tables. We will offer the policy based upon unisex mortality tables where required.

Charge for the Accelerated Benefit Rider

If you elect to include the LifeFund Benefits in your policy, on the monthly anniversary date, we deduct a charge per $1,000 of Specified Amount minus any policy loan amount for the Accelerated Benefit Rider. This rate varies by the insured's attained age and sex (where allowed). The rate per $1000 currently has a range from $____ to $_____, with the maximum charge per $1000 ranging from $____to $_____. Your actual charge for this rider will be shown on the schedule page of your policy. Charges for the Accelerated Benefit Rider may be treated as taxable distributions in certain circumstances. (See "Part I. 8. LifeFund Benefits".)

No Lapse Guarantee Charge

On each monthly anniversary date while the No Lapse Guarantee benefit is in effect, we deduct from your Accumulation Value the No Lapse Guarantee charge of $0.01 per $1000 of the Specified Amount.

Surrender Charge

A surrender charge may be deducted if you make a full surrender. The surrender charge schedule for the initial Specified Amount is shown in your policy schedule. The maximum surrender charge, which is the initial charge, is a certain dollar amount per $1,000 of Specified Amount (as set out in Appendix A). It will differ according to the insured's issue age, sex (where permitted), risk classification and the initial Specified Amount. The surrender charge remains level during the first ten policy years and then decreases monthly until it is zero at the end of the fifteenth policy year.

If you increase your Specified Amount, an additional surrender charge schedule will apply. We will show the additional surrender charge schedule in a revised policy schedule. It will be based on the insured's attained age, sex (where permitted), risk classification and the amount of the Specified Amount increase. The additional surrender charge schedule will remain level for the first ten years following the effective date of the increase and then decrease monthly until it is zero at the end of the 15th year following the increase in Specified Amount.

The following example illustrates how we calculate the maximum surrender charge for a male nonsmoker, age 35. We assume the Specified Amount to be $100,000. See Appendix A for the maximum surrender charge per $1,000 of Specified Amount.

                    End of the Policy Year       Surrender Charge
                    1 - 10
                    11
                    12
                    13
                    14
                    15

From the beginning of year 11 to the end of year 15, the amounts shown decrease uniformly on a monthly basis.

The maximum surrender charge is based on the rate derived from the tables in Appendix A.

Partial Surrender Fee

If you surrender only a portion of your Net Cash Value at any time during the insured's lifetime, we reserve the right to assess an administrative fee assessed equal to the lesser of $25 or 2% of the partial surrender amount. We do not currently assess this fee.

Transfer Fee

You may transfer values from one variable option to another, or to or from the fixed account. The first 12 transfers in a policy year are currently free. The fee for each additional transfer is $25. We reserve the right to charge $25 for any transfer. Prescheduled automatic dollar cost averaging or flexible rebalancing transfers are not currently counted nor is the transfer of the initial premium at the end of the free look period counted when we determine transfer fees.

Charge for Increased Annuity Payment Rider

If you purchase the Increased Annuity Payment Rider at the time you begin receiving income payments under one of the lifetime payout options, you may be eligible for increased income payments if you become disabled. The monthly charge is per $100 of the basic annuity payment. The charge per $100 of the basic annuity payment currently ranges from $0.70 to $7.38. The maximum charge per $100 of basic annuity payment ranges from $0.95 to $9.97.

Income Tax Charge

We do not currently assess any charge for income taxes. We reserve the right to assess a charge for such taxes if we determine that such taxes will be incurred.

Modification of Charges

Allianz Life may reduce any of the charges under the policy, as well as the minimum Specified Amount set forth in this prospectus, because of special circumstances that result in lower sales or administrative expenses or better expected mortality or persistency experience. For example, special circumstances may exist in connection with group or sponsored arrangements, sales to our policyowners or sales to employees. Any reduction will reflect the reduced sales effort and administrative costs resulting from, or different mortality or persistency experience expected as a result of, the special circumstances. Reductions will not be unfairly discriminatory against any person, including the affected policy owners.

We may also allow more limited underwriting under certain circumstances. If we do, the cost of insurance may increase as a result of higher than anticipated mortality experience. However, any such increase will not cause the cost of insurance charge to exceed the guaranteed rates set forth in the policy.

FUND ANNUAL EXPENSES NET OF REIMBURSEMENT

(as a percentage of the portfolios' average daily net assets for the most recent fiscal year). See the portfolio prospectuses for more information*.

                                                                                                           TOTAL FUND
                                                                                      OTHER EXPENSES        EXPENSES
                                                                                      (AFTER WAIVERS/    (AFTER WAIVERS/
                                                  MANAGEMENT          12B-1           REIMBURSEMENTS     REIMBURSEMENTS
PORTFOLIO                                            FEES              FEES              AS NOTED)         AS NOTED)
-------------------------------------------------------------------------------------------------------------------

AIM V.I.  Capital Appreciation Fund                  .61%               --                 .21%                .82%

AIM V.I.  Growth Fund                                .61%               --                 .22%                .83%

AIM V.I.  International Equity Fund                  .73%               --                 .29%               1.02%

AIM V.I.  Value Fund                                 .61%               --                 .23%                .84%

Alger American MidCap Growth Portfolio               .80%               --                 .04%                .84%

Alger American Small Capitalization Portfolio        .85%               --                 .05%                .90%

Davis VA Financial Portfolio(1)                      .75%               --                 .25%               1.00%

Davis VA Real Estate Portfolio(1)                    .75%               --                 .25%               1.00%

Davis VA Value Portfolio(1)                          .75%               --                 .25%               1.00%

Franklin Growth and Income Securities Fund -
  Class 2(2/3)                                       .48%              .25%                .02%                .75%

Franklin Rising Dividends Securities Fund -
  Class 2(2/3)                                       .75%              .25%                .03%               1.03%

Franklin Small Cap Fund - Class 2(2/4/5)             .49%              .25%                .28%               1.02%

Franklin U.S.  Government Fund - Class 2(2/3)        .51%              .25%                .01%                .77%

J.P.  Morgan International Opportunities Portfolio(6).60%               --                 .60%                1.20%

J.P.  Morgan U.S.  Disciplined Equity Portfolio      .35%               --                 .50%                .85%

Mutual Discovery Securities Fund - Class 2(2)        .80%              .25%                .22%               1.27%

Mutual Shares Securities Fund - Class 2(2)           .60%              .25%                .20%               1.05%

Oppenheimer Global Securities Fund/VA                .64%               --                 .04%                .68%

Oppenheimer High Income Fund/VA                      .74%               --                 .05%                .79%

Oppenheimer Main Street Growth & Income Fund/VA      .70%               --                 .03%                .73%

PIMCO VIT High Yield Bond Portfolio - Admin. Class(7).25%               --                 .50%                .75%

PIMCO VIT StocksPLUS Growth
   and Income Portfolio - Admin.  Class 7            .40%               --                 .25%                .65%

PIMCO VIT Total Return Bond Portfolio-Admin.Class (7).25%              --                  .40%                .65%

Seligman Global Technology Portfolio - Class (1)    1.00%              --                  .30%               1.30%

Seligman Small-Cap Value Portfolio - Class 1(8)     1.00%              --                  .20%               1.20%

SP Jennison International Growth Portfolio-Class2(9) .85%              .25%                .54%               1.64%

SP Strategic Partners Focused Growth Portfolio -
   Class 2(9)                                        .90%              .25%                .26%               1.41%

Templeton Developing Markets Securities Fund -
   Class 2(2)                                       1.25%              .25%                .31%               1.81%

Templeton Growth Securities Fund - Class 2(2/3)      .81%              .25%                .06%               1.12%

USAllianz  Aggressive Growth Fund(10)                .80%              .25%                .20%               1.25%

USAllianz American Growth Fund(10)                   .75%              .25%                .10%               1.10%

USAllianz Capital Growth Fund(10)                    .75%              .25%                .20%               1.20%

USAllianz Comstock Fund(10)                          .68%              .25%                .27%               1.20%

USAllianz  Growth and Income Fund(10)                .68%              .25%                .17%               1.10%

USAllianz  Strategic Growth Fund(10)                 .85%              .25%                .00%               1.10%

USAllianz VIP Diversified Assets Fund(11)            .55%              .25%                .20%               1.00%

USAllianz VIP Fixed Income Fund(11)                  .50%              .25%                .00%                .75%

                                       27

USAllianz VIP Global Opportunities Fund(11)          .95%              .25%                .31%               1.51%

USAllianz VIP Growth Fund(11)                        .65%              .25%                .00%                .90%

USAllianz VIP Money Market Fund(11)                  .35%              .25%                .30%                .90%

Van Kampen LIT Emerging Growth Portfolio - Class 2   .69%              .25%                .06%               1.00%

* The fee and expense information regarding the portfolios were provided by the portfolios. Allianz Life has not independently verified such information. Some of the portfolios may pay service fees, which vary by portfolio. Except for the USAllianz VIP
Trust and the PIMCO VIT Portfolios, neither the portfolios nor their Advisers are affiliated with Allianz Life.

1. Without reimbursement, other expenses and total operating expenses would have been 0.80% and 1.55%, respectively for the Davis
VA Financial Portfolio, 2.40% and 3.15%, respectively for the Davis VA Real Estate Portfolio, and 0.26% and 1.01%, respectively for the Davis VA Value Portfolio.

2. For the portfolios of Franklin Templeton Variable Insurance Products Trust, Class 2 shares have a distribution plan which is referred to as a rule 12b-1 plan. See "Fund Account Policies" in the accompanying Franklin Templeton Variable Insurance Products
Trust prospectus for more information about the rule 12b-1 plan.

3. The fund administration fee is paid indirectly through the management fee.

4. Total annual Fund operating expenses differ from the ratio of expenses to average net assets shown in the Financial Highlights table included in the Fund's Annual Report to Shareholders for the fiscal year ended December 31, 2000 because they have been restated due to a new management agreement effective May 1, 2000.

5. The manager has agreed in advance to make an estimated reduction of 0.04% in its fee to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund. This reduction is required by the Fund's Board of Trustees and an order of the Securities and Exchange Commission. Without this reduction, the management fee is estimated to be 0.53% and the total annual portfolio operating expenses are estimated to be 1.06%.

6. Without reimbursement, other expenses and total operating expenses would have been 1.13% and 1.73%, respectively for the J.P.
Morgan International Opportunities Portfolio.

7. "Other Expenses" reflect a 0.35% administrative fee and a 0.15% service fee for the PIMCO High Yield Bond Portfolio, a 0.10%
administrative fee, a 0.15% service fee and 0.01% representing pro rata Trustees' fees for the PIMCO StocksPLUS Growth and Income
Portfolio, and a 0.25% administrative fee, a 0.15% service fee and 0.01% representing pro rata Trustees' fees for the Total Return
Bond Portfolio. PIMCO has contractually agreed to reduce total annual portfolio operating expenses to the extent they would exceed, due to the payment of organizational expenses and Trustees' fees, 0.75%, 0.65% and 0.65%, respectively, of average daily net assets for the PIMCO High Yield, StocksPLUS Growth and Income and Total Return Portfolios. Without such reductions, Total
Annual Expenses for the fiscal year ended December 31, 2000 would have been 0.75%, 0.66% and 0.66%, respectively. Under the
Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit.

8. J. & W. Seligman & Co. Incorporated ("Seligman") voluntarily agreed to reimburse all expenses of Seligman Small-Cap Value
Portfolio, other than management and 12b-1 fees for the year ended December 31, 2000. Without reimbursement, other expenses and total operating expenses would have been 0.45% and 1.45%, respectively, for Seligman Small-Cap Value Portfolio. Effective March 1,
2001, Seligman voluntarily agreed to reimburse expenses, other than management and 12b-1 fees, that exceed 0.20%. There is no assurance that Seligman will continue this policy in the future.

9. Because this is the first year of operation for all "SP" Portfolios, other expenses are estimated based on management's projection of non-advisory fee expenses. Each "SP" Portfolio has expense reimbursements in effect, and the table shows total expenses with these expense reimbursements. These estimated expense reimbursements are voluntary and may be terminated at any time. Without reimbursement, other and total operating estimated expenses would have been 0.45% and 1.70%, respectively for the SP
Jennison International Growth Portfolio, and 0.85% and 2.15%, respectively for the SP Strategic Partners Focused Growth Portfolio.

10. The USAllianz Aggressive Growth Fund, the USAllianz American Growth Fund, the USAllianz Capital Growth Fund, the USAllianz
Comstock Fund, the USAllianz Growth and Income Fund, and the USAllianz Strategic Growth Fund commenced operations as of the date of this prospectus. The expenses shown above for these portfolios are therefore estimated for the portfolio's current fiscal year.
Certain expenses will be assumed by the Adviser and an annual expense limit has been designated by the Adviser for each portfolio which reduces the total expense amount listed in the table above. Without reimbursement, other expenses and total operating expenses would have been as follows: USAllianz Aggressive Growth Fund 1.55%, USAllianz American Growth Fund 1.50%, USAllianz
Capital Growth Fund 1.50%, USAllianz Comstock Fund 1.43%, USAllianz Growth and Income Fund 1.43%, and the USAllianz Strategic
Growth Fund 1.60%.

11. Certain expenses of the USAllianz VIP Funds have been assumed by the Adviser. Had those expenses not been assumed, total return would have been lower and total portfolio expenses would have been 1.79% for the Diversified Assets Fund, 1.76% for the
Fixed Income Fund, 2.62% for the Global Opportunities Fund, 1.99% for the Growth Fund, and 1.51% for the Money Market Fund. The
USAllianz VIP Global Opportunities Fund and the USAllianz VIP Money Market Fund commenced operations on February 1, 2000. The expenses shown for these portfolios are therefore estimated for the current fiscal year. There is no assurance that USAllianz will continue this policy in the future.


5.   DEATH BENEFIT

The death benefit prior to the insured's Age 100 depends on the death benefit option selected as described below. After the insured's Age 100, the death benefit is the Accumulation Value.

The amount of the death benefit depends on the total Specified Amount, your Accumulation Value on the date of the insured's death and the death benefit option (Option A or Option B) in effect at that time. The insured is the person whose life is covered by the policy. The insured is named on the schedule page of the policy. The actual amount we pay the beneficiary (death benefit proceeds) will be reduced by any outstanding policy loan (less any unearned interest) and any due and unpaid charges deducted on monthly anniversary dates.

The total Specified Amount is the sum of all Specified Amount portions. The initial Specified Amount and each Specified Amount increase still in effect are Specified Amount portions. The initial Specified Amount and the death benefit option in effect on the policy date (the date when the insured's life is covered under the policy) are shown on the schedule page of your policy.

Option A. The amount of the death benefit under Option A is the greatest of:

o the total Specified Amount at the beginning of the policy month when the death occurs; or
o the Accumulation Value on the date of death multiplied by the applicable factor from the Table of Death Benefit Factors contained in your policy; or
o the Preferred Settlement Value, if any, on the date of death multiplied by the applicable factor from the Table of Death Benefit Factors contained in your policy.

Option B. The amount of the death benefit under Option B is the greatest of:

o the total Specified Amount at the beginning of the policy month when the death occurs plus the Accumulation Value on the date of death; or
o the Accumulation Value on the date of death multiplied by the applicable factor from the Table of Death Benefit Factors contained in your policy; or
o the Preferred Settlement Value, if any, on the date of death multiplied by the applicable factor from the Table of Death Benefit Factors contained in your policy.

The applicable factors from the Table of Death Benefit Factors will vary by the insured's Age, sex (where permitted), and risk classification. The factors will have a range from to .

Change in Death Benefit Option

After the first policy year, you may change the death benefit option. You must request the change in writing.

If you want to change death benefit Option A to Option B, the Specified Amount will be decreased by the Accumulation Value. You cannot make this change if the resulting Specified Amount would fall below the minimum Specified Amount of $50,000. You cannot make this change if you elected to include the LifeFund Benefits in your policy and the change results in the policy becoming an MEC (see "Part II: Federal Tax Status - Tax Treatment of Loans and Surrenders").

If you want to change death benefit Option B to Option A, the Specified Amount will not change. Any change in a death benefit option will take effect on the monthly anniversary date on or following the date we approve the request for the change.

Changing the death benefit option may have tax consequences and you should consult a tax adviser before doing so.

Change in Specified Amount

You may change the Specified Amount on any monthly anniversary date after your policy has been in force at least one year. Changing the Specified Amount may have tax consequences nad you should consult a tax adviser before doing so.

Increases.  To increase the Specified Amount, you must:

o    submit an application for the increase;
o    submit proof satisfactory to us that the insured is an insurable risk; and
o pay any additional premium which is required so that the Net Cash Value is sufficient to cover three monthly deductions.

Generally, the Specified Amount can only be increased before the insured reaches his or her 56th birthday (or Age 55). The minimum Specified Amount increase is currently $50,000. A Specified Amount increase will take effect on the monthly anniversary date on or following the day we approve the application for the increase.

The risk classification that applies for any Specified Amount increase may be different from the risk classification that applies for the initial Specified Amount.

The following changes will be made to reflect the increase:

o The No Lapse Guarantee Premium and the Target Premium will be increased.
o The premium charge for all premiums will increase to 3.5% for 5 years following the increase.
o The monthly administrative charge will increase to $9 per month for the 5 years following the increase.
o The monthly No Lapse Guarantee charge will increase.
o An additional schedule of surrender charges will apply.

We will furnish a revised schedule page of your policy that shows:

o the risk classification and the amount of the increase; and
o the values for the changes described above.

Further, the insurance risk charges and any Accelerated Benefit Rider charges will increase.

Specified Amount Decreases. You can request a decrease in the Specified Amount 12 months after the policy date or the effective date of a Specified Amount increase, if applicable. You must request any decrease in Specified Amount in writing. The decrease will take effect on the later of:

o the monthly anniversary date on or following the day we receive your request for the decrease; or
o the monthly anniversary date one year after the last increase and/or decrease you made in Specified Amount.

A Specified Amount decrease will be used to reduce any previous Specified Amount increases which are then in effect, starting with the latest increase and continuing in the reverse order in which the increases were made. If any portion of the decrease is left after all Specified Amount increases have been reduced, it will be used to reduce the initial Specified Amount. We will not permit a Specified Amount decrease that would reduce the initial Specified Amount below the minimum Specified Amount, currently $50,000. If you elected to include the LifeFund Benefits in your policy and after the requested decrease in Specified

Amount, the policy will become an MEC (Part II: "Federal Tax Status -- Tax Treatment of Loans and Surrenders"), we will limit the decrease to the extent necessary to keep the policy from becoming an MEC.

The No Lapse Guarantee Premium will be reduced to reflect the Specified Amount decrease. The new No Lapse Guarantee Premium will be shown on a revised schedule page of your policy. Insurance risk charges and any Accelerated Benefit Rider charges also will decrease.

Settlement Options at Death

While the insured is living, you can choose an annuitant and you can choose to have the policy's death benefit proceeds paid out in a lump sum or in one of the annuity options available. The beneficiary can choose an annuitant and a settlement option unless you have made the election prior to the death of the insured.

When the insured dies, we will apply 110% of the death benefit proceeds towards the payout if a lifetime income payout or a payout over at least 10 years is chosen. All amounts over the death benefit proceeds are treated as taxable income as they are received over the income payout period.

You or the beneficiary may elect to receive income payments as a variable payout (except for option 7), a fixed payout, or a combination of both. Under a fixed payout, all of the annuity payments will be the same dollar amount (equal installments). If a variable payout is chosen, you or the beneficiary can select from the available variable options.

If a variable payout is chosen, the dollar amount of the payments will depend upon three factors:

     1. the amount available and the annuity option selected for annuity payments in the variable option(s);

     2.  the assumed investment rate used in the annuity table; and

     3.  the performance of the variable option(s) you selected.

You or the beneficiary can choose a 3%, 5% or 7% assumed investment rate (AIR). The 5% and 7% AIRs are not available in all states. Using a higher AIR results in a higher initial annuity payment but later payments will increase more slowly when investment performance rises and decrease more rapidly when investment performance declines. If the actual performance exceeds the AIR selected, the annuity payments will increase. Similarly, if the actual rate is less than the AIR selected, the annuity payments will decrease.

The annuity options are as follows. We can make other options or payment frequencies available.

Option 1. Life Annuity. Under this option, we will make monthly payments so long as the annuitant is alive. After the annuitant dies, we stop making payments.

Option 2. Life Annuity with Monthly Payments Over 5, 10, 15 or 20 Years Guaranteed. Under this option, we will make monthly payments for the guaranteed period and continue the payments after that as long as the annuitant is alive.

Option 3. Joint and Last Survivor Annuity. Under this option, we will make monthly payments during the joint lifetime of the annuitant and the joint annuitant. When the annuitant dies, if the joint annuitant is still alive, we will continue to make payments so long as the joint annuitant continues to live. The amount of the payments we will make can be equal to 100%, 75% or 50% of the amount that was being paid when both annuitants were alive. The payee selects the percentage at the time income payments commence. The monthly payments will end when the last surviving annuitant dies.

Option 4. Joint and Last Survivor Annuity with Monthly Payments Over 5, 10, 15 or 20 Years Guaranteed. Under this option, we will make monthly payments for the guaranteed period and continue payments after that, as long as one of the annuitants is alive.

Option 5. Refund Life Annuity. Under this option, we will make monthly payments during the annuitant's lifetime. If the value of the payments made at the time proof of the annuitant's death is received is less than the value applied to the annuity option, then the payee will receive a refund.

Option 6. Specified Period Certain Annuity. Under this option, we will make monthly payments for a specified period of time. The payee elects the specified period which must be a whole number of years from 5 to 30. Under a variable option, you may make a liquidation at least once each policy year of up to 100% of the liquidation value. The liquidation value is equal to the present value of the remaining guaranteed number of payments based on the payment's current value, to the end of the guaranteed period, commuted at the selected AIR. The liquidation will be processed within seven days after your written request is received.

Option 7. The Fixed Interest Options. Proceeds held will earn interest from the effective date of the payment contract that we issue at election of this option. Interest will be at the rate we declare each year. The right to withdraw money under either of the interest options will be as agreed upon when the option is selected.

(1). Interest Accumulation. The proceeds will be left to grow with compound interest for a period of not more than 25 years.

(2). Interest Income. The proceeds will be left to earn interest for a period of not more than 25 years. We will pay interest at the end of each month. Quarterly, semi-annual or annual interest payments may be selected instead with our approval.

6.   TAXES

NOTE: We have prepared the following information on federal income taxes as a general discussion of the subject. It is not intended as tax advice to anyone. You should consult your tax adviser about your own circumstances. We have included an additional discussion regarding taxes in Part II.

Life Insurance in General

Life insurance is a means of providing for death protection and setting aside money for future needs. Congress recognized the importance of such planning and provided special rules in the Internal Revenue Code (Code) for life insurance.

In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Moreover, the manner in which the applicable requirements of the Internal Revenue Code should be applied to certain innovative features of the policy is not directly addressed by this guidance.

The presence of these innovative policy features thus creates some potential uncertainty about the application of the Code requirements to the policies.


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Nevertheless, we believe that a policy that is issued without LifeFund Benefits should generally satisfy the applicable requirements. There is less guidance, however, with respect to any policy with LifeFund Benefits. You should consult a qualified tax advisor before electing to include the LifeFund Benefits in your policy.

Assuming your policy satisfies the applicable federal tax requirements, you will generally not be taxed on the earnings on the money held in your life insurance policy until you take the money out. Beneficiaries generally are not taxed when they receive the death proceeds upon the death of the insured. However, estate taxes may apply.

You, as the owner, will generally not be taxed on increases in the value of your policy until a distribution occurs either as a surrender or as a loan. If your policy is a MEC, any loans or surrenders from the policy will be treated as first coming from earnings and then from your investment in the policy. Consequently, these distributed earnings are included in taxable income.

The Code also provides that any amount received from a MEC which is included in income may be subject to a 10% penalty. The penalty will not apply if the income received is:

         1) paid on or after the taxpayer reaches age 59 1/2
         2) paid if the taxpayer becomes totally disabled (as that term is defined in the Code); or
         3) in a series of substantially equal payments made annually (or more frequently) for the life or life expectancy of the taxpayer.

If your policy is not a MEC, any surrender proceeds will be treated as first a recovery of the investment in the policy and to that extent will not be included in taxable income. Furthermore any loan will be treated as indebtedness under the policy and not as a taxable distribution. Part II: "Federal Tax Status" in
Part II for more details including an explanation of whether your policy is a MEC.

The Code provides that the underlying investments for a variable life policy must satisfy certain diversification requirements in order to be treated as a life insurance contract. We believe that the portfolios are being managed so as to comply with such requirements.

Under current federal tax law, it is unclear as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not us would be considered the owner of the shares of the portfolios. If you are considered the owner of the investments, it will result in the loss of the favorable tax treatment for the policy. It is unknown to what extent owners are permitted to select portfolios, to make transfers among the portfolios or the number and type of portfolios owners may select from without being considered the owner of the shares. If guidance from the Internal Revenue Service is provided which is considered a new position, the guidance would generally be applied prospectively. However, if such guidance is not considered to be a new position, it may be applied retroactively. This would mean that you, as the owner of the policy, could be treated as the owner of the portfolios. Due to the uncertainty in this area, we reserve the right to modify the policy in an attempt to maintain favorable tax treatment.

7.   ACCESS TO YOUR MONEY

Policy Loans

As long as the policy remains in effect, you may borrow money from us using the policy as security for the loan. The maximum amount you may borrow at any time is equal to 90% of the Cash Value (100% in Texas and Alabama) less the existing policy loan. We reserve the right to increase the maximum amount you can borrow.

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

The interest rate charged on policy loans will be an annual rate of 3.8462% payable in advance. Interest is payable in advance (for the rest of the policy year) at the time a policy loan is made and at the beginning of each policy year thereafter (for that entire policy year). We will deduct this interest charge in addition to the requested loan amount; that total is the policy loan.

Your request for a loan must be in writing. Policy loans have priority over the claims of any assignee or other persons.

Unless you specify differently, amounts held as security for the policy loan will come proportionately from your Accumulation Values in the fixed account and the variable options. We will transfer assets equal to the portion of the policy loan coming from the variable options to the fixed account. We do not treat these transfers as transfers for purposes of assessing the transfer fee or calculating the number of transfers made.

We will credit all amounts held in the fixed account as security for the policy loans with interest at an effective annual rate of 3%. We will not credit additional interest to these amounts. Such interest credits will be allocated monthly to the fixed account and variable options based on the premium allocation schedule in effect.

You may repay a policy loan in whole or in part at any time. Payments you make generally will be treated as premium payments, unless you indicate that we should treat the payment as a loan repayment. As a result, unless you indicate the payment as a loan repayment, all payments you make to the policy will be subject to the premium charge. (See "Part I. 4. Expenses - Premium Charge".)

Repayments and any unearned loan interest refunded will be allocated to the fixed account and variable options based on the premium allocation schedule in effect, unless a different allocation is requested.

Because we charge interest in advance, we will refund any interest that we have not earned to you upon lapse or surrender of the policy or repayment of the policy loan or payment of death benefit proceeds.

Partial Surrenders

You may make a partial surrender from the Net Cash Value at any time during the insured's life and before the policy has terminated.

When a partial surrender is made, the amount of the partial surrender and any partial surrender fee will be deducted from the Accumulation Value. You elect how much of each partial surrender and any partial surrender fee is to come from the unloaned value in the fixed account and from values in each of the variable options. If you do not so elect, or if we cannot make the surrender on the basis of your direction or those allocation percentages, we will make it based on the proportions that the unloaned value in the fixed account and unloaned values in the variable options bear to the total unloaned value.

The Specified Amount will be reduced if death benefit Option A is in effect when a partial surrender is made. Such a reduction will be equal to the amount of the partial surrender minus the excess, if any, of:

o the death benefit at the time the partial surrender is made; over
o the Specified Amount at the time the partial surrender is made.

However, if the amount of the partial surrender is less than or equal to the excess described above, the Specified Amount will not be reduced.

Any Specified Amount reduction will be used first to reduce any Specified Amount increases then in effect starting with the latest increase and continuing in the reverse order in which the increases were made. If any of the Specified Amount reduction is left after all Specified Amount increases have been reduced, it will be used to reduce the initial Specified Amount.

We will not permit a partial surrender that would reduce the Specified Amount below the minimum Specified Amount (currently $50,000). If you elected to include the LifeFund Benefits in your policy and the partial surrender results in the policy becoming an MEC (see "Part II: Federal Tax Status - Tax Treatment of Loans and Surrenders), we will increase the amount of the partial surrender to comply with the maximum premium limitation that would keep the policy from becoming an MEC. At your request, we can instead process a smaller partial surrender amount.

Full Surrenders

You may completely surrender your policy and receive the Net Cash Value anytime during the insured's life and before the policy has terminated.

The full surrender will take effect on the later of:

o the date we receive your written request for the surrender; or
o the date you request, in writing, for the surrender to take effect.

The policy and all coverage under it will terminate at 12:01 a.m. Central Time on the date the surrender takes effect.

Loans and partial and full surrenders may have federal tax consequences (See "Part II. Federal Tax Status").

Settlement Options at Surrender

Instead of making a full surrender, you can choose to take your proceeds in the form of regular monthly income payments. You can select any one of the income plans (which we call annuity options) we make available. See "Part I. 5. Death Benefits - Settlement Options at Death".

Increased Annuity Payment Rider

At the time you begin receiving annuity payouts, you may choose to purchase the Increased Annuity Payment Rider, subject to our underwriting guidelines, if

o    you chose a lifetime annuity option (Options 1 to 5)
o    you are also the annuitant
o    you are 80 years old or younger.

There is a charge per $100 of your basic annuity payment. If you elected to receive payments on a fixed basis, the basic annuity payment is each current annuity payment. If you elected to receive payments on a variable basis, the basic annuity payment is the number of annuity units in the current annuity payment multiplied by the value of the annuity unit on the date income payments started. The maximum basic annuity payment is $10,000 for purposes of this benefit.

This charge varies by each annuitant's age and sex (where allowed) at the time income payments commence. The monthly charge per $100 currently has a range of $0.70 to $7.38, with the maximum charge per $100 ranging from $0.95 to $9.97. Under this benefit, you may be eligible for increased annuity payments if you become disabled. If the policy is owned by joint owners or if there are joint annuitants, then an owner must be an annuitant and both annuitants must be 80 years old or younger in order to purchase this benefit. If the policy is owned by joint owners or by a non-natural person, then all references to you mean the annuitant.

To receive increased annuity payments, the qualifying event must occur at least two years after the date income payments started. Benefits will continue as long as the impairment lasts. The benefit is a constant percentage of the basic annuity payment. The amount of the benefit is 30% or 60% (20% or 40% if an annuitant is age 75 or older on the date income payments started) of the basic annuity payment, depending on the level of impairment, as described in the rider. The levels are defined by the amount of help you need to perform daily activities, as set forth in your rider.

To request increased annuity payments, we must receive a completed request form which details the level of impairment as explained in your rider. If a request is approved, increased benefits will begin with the first annuity payment made 90 days after the request is filed.

This benefit may not be available or may be restricted in some states. (Check with your registered representative).

8.   LIFEFUND BENEFITS

You may only elect to include the LifeFund Benefits when applying for your policy, if available in your state. These benefits provide accelerated death benefits, an unemployment benefit and a Preferred Settlement Value. Policies with the LifeFund Benefits carry a higher mortality and expense risk charge (2% versus 0.75% for policies without the LifeFund Benefits) and are also assessed the Accelerated Benefit Rider charges.

In choosing to include the LifeFund Benefits in your policy, you take the risk that you may pay higher mortality and expense risk charges and Accelerated Benefit Rider charges that substantially reduce your Accumulation Value without receiving any benefits.

Accelerated Death Benefit

You can request acceleration of the payment of a portion of your death benefit if any of the following "covered conditions" is met while your policy and the Accelerated Benefit Rider are in force and the insured is living:

o A critical illness, as defined in the rider, such as cancer, stroke or blindness

o    A chronic illness or a disability, as defined in the rider

o    Death of your covered spouse or your covered child

You may request acceleration of a portion of your death benefit on multiple occasions, but only once for any single covered condition.

The accelerated death benefit is payable in a lump sum or as a monthly benefit, depending on the covered condition claimed. Monthly benefits will be paid until the earlier of recovery from the covered condition, termination of the policy or the Accelerated Benefit Rider, or as otherwise prescribed in the Accelerated Benefit Rider. Generally, the maximum percentage of the Specified Amount (less any policy loan) that you can accelerate ranges from 10% to 50%, depending on which of the covered conditions applies. Generally, the maximum amount of benefits under the Accelerated Benefit Rider is 90% of the initial Specified Amount. However, for blindness caused by an accident, the maximum percentage is 100%.

You must provide us with due proof that the insured has experienced the onset of a covered claim. At a minimum, such proof consists of the diagnosis of a doctor and documentation supporting that diagnosis. We may require, at our expense, an examination or tests by a doctor of our choice. Additional proof is required when the insured is disabled and receiving Social Security benefits.

Written notice of a claim of the onset of a covered condition generally must be given within 90 days after an occurrence of the covered condition. Claims for a monthly benefit cannot occur within the two years immediately following any claim for a lump sum benefit, excluding death of a spouse or death of a child. The onset of the covered condition must occur after payments for all prior claims have ceased.

Each payment of an accelerated death benefit reduces the Specified Amount, the Accumulation Value, the Net Cash Value, the planned premium, the surrender charge, and any policy loan in the same proportion as the benefit is to the total Specified Amount before the benefit is paid. The Specified Amount can decrease to an amount less than the minimum Specified Amount of $50,000 when the death benefit is being accelerated. Any amounts withdrawn from or borrowed against the Net Cash Value after the day you qualify to receive an accelerated benefit will be considered advances against the monthly benefit payments and will be deducted from the amounts of future payments. If you surrender the policy, any monthly benefits will stop.

We will credit the Accumulation Value of your policy with the "waived premium" on each monthly anniversary date after the date that either (a) a benefit of 50% or greater has been paid for a lump sum benefit or (b) you have received your first payment for a claim for a monthly benefit. We will continue to provide this "waiver of premium" credit on each monthly anniversary date until the earlier of Age 65 or recovery from the covered condition. The waiver of premium credit does not guarantee that the policy and the Accelerated Benefit Rider will remain in force. The "waived premium" is the lesser of the average monthly premiums paid over the previous three years or the current Target Premium.

Receipt of these accelerated benefits may be taxable. The tax consequences associated with adding LifeFund Benefits to your policy or receiving distributions under any of these Benefits are uncertain. You should consult a qualified tax adviser about the consequences of adding the LifeFund Benefits to a policy or requesting benefit payments under any of the LifeFund Benefits. In addition, you can be deemed to have received a distribution for tax purposes each time a deduction is made from your Accumulation Value to pay charges for the Accelerated Benefit Rider portion of the LifeFund Benefits and your premium payments for that year are less than such charges. Any such distribution will generally be taxed in the same manner as any other distribution under the policy. You should consult a tax advisor regarding the tax treatment of any deduction from your Accumulative Value that is used to pay charges for the Accelerated Benefit Rider.

Unemployment Benefit

This benefit may not be available in all states. After the first policy year, if you have been unemployed for at least 180 consecutive days and if you have not reached your 65th birthday, you can do one of the following:

o take up to 25% of your unloaned Accumulation Value in a partial surrender, regardless of the amount of the actual Net Cash Value. Your remaining surrender charges will also decrease by the percentage that you take of your Accumulation Value. This percentage would be smaller than the percentage you could take of your unloaned Accumulation Value if there is an existing policy loan; or

o borrow up to 50% of your Net Cash Value with the interest rate charged at the lower annual rate of 2.9126%, payable in advance. This lower rate will be effective for the partial policy year in which you made the loan and the next three additional policy years.

This partial surrender or loan will not reduce the adjusted premium payments used to trigger No Lapse Guarantee benefits for the partial policy year in which payment is made and three additional policy years. See "Part I: 2. Purchases - Grace Period". After this period, however, this partial surrender or loan amount, including interest accrued thereon, will affect your No Lapse Guarantee benefits to the extent that your adjusted premium payments, after being reduced by the amount of such partial surrender or loan, are less than your accumulated No Lapse Guarantee Premiums.

We must receive satisfactory proof of unemployment including but not be limited to a written statement from the applicable state unemployment agency indicating that you qualify for and are receiving unemployment benefits.

You can again be eligible for these benefits five years after the payment of a partial surrender or loan under the Unemployment Benefit, if you have not yet reached your 65th birthday.

Loans and partial surrenders may have federal tax consequences. The tax consequences associated with borrowing at this lower rate are unclear. You should consult with a tax adviser before taking a loan or a partial surrender.

Preferred Settlement Value

We will apply the Preferred Settlement Value if you request a settlement of your policy based on an annuity option covering the lifetime of the insured as the annuitant.

This Preferred Settlement Value is equal to your Excess Premium Net Cash Value plus

o 1.5 times your Target Premium Net Cash Value after the later of 10 years or the policy anniversary when the insured's Age is 55; or

o 2.5 times your Target Premium Net Cash Value
 - after the later of 15 years or the the policy anniversary when the insured's Age is 65, but
 - before the later of the 16th policy anniversary or the policy anniversary when the insured's Age is 70.

  The Target Premium Net Cash Value is equal to the Net Cash Value multiplied by the ratio of (a) the sum of premiums paid each year up to the accumulated Target Premium for the year, to (b) the total premiums. The Excess Premium Net Cash Value is equal to the Net Cash Value less the Target Premium Net Cash Value. If you paid premiums less than or equal to the year's accumulated Target Premiums each year, your Target Premium Net Cash Value would be equal to your Net Cash Value.

  If your adjusted premium payments (as defined under Purchases - No Lapse Guarantee Benefit) are at least equal to the accumulated Target Premiums, the Preferred Settlement Value will also never be less than your adjusted premium payments, regardless of your actual Net Cash Value.

9.   OTHER INFORMATION

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

The Company

Allianz Life Insurance Company of North America is a life insurance company organized under the laws of the state of Minnesota in 1896. We offer fixed and variable life insurance and annuities, and group life, accident and health insurance.

We are a wholly-owned subsidiary of Allianz Versicherungs-AG Holding ("Allianz"). Allianz is headquartered in Munich, Germany, and has subsidiaries throughout the world.

Administration for the policy is provided at our service center:

     USAllianz Service Center
     300 Berwyn Park
     P.O.  Box 3031
     Berwyn, Pennsylvania 19312-0031
     1-800-336-0320


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

[following page is highlighted with shading and outside border]

================================================================================
                                 PRIVACY NOTICE

This notice describes the privacy policy and practices followed by Allianz Life and affiliated companies. Your privacy is a high priority for us. Our business is to provide our customers with high-quality insurance products and services. In order for us to be able to provide these insurance products and services, we need to collect certain information from you. We are committed to maintaining the privacy of this information in accordance with applicable law.

CATEGORIES OF NON-PUBLIC INFORMATION THAT WE COLLECT

o Information we receive from you on insurance and annuity applications, claim forms or other forms such as your name, address, date and location of birth, marital status, sex, social security number, medical information, beneficiary information, etc.

o Information about your transactions with us, our affiliates or others such as premium payment history, tax information, investment information, and accounting information; and

o Information we receive from consumer reporting agencies, such as your credit history.

CATEGORIES OF NON-PUBLIC INFORMATION THAT WE DISCLOSE AND PARTIES TO WHOM WE DISCLOSE SUCH INFORMATION

o We may provide the non-public information that we collect to affiliated or nonaffiliated persons or entities involved in the underwriting, processing, servicing and marketing of your Allianz Life insurance and annuity products. We will not provide this information to a nonaffiliated third party unless we have a written agreement that requires the third party to protect the confidentiality of this information.
o We may have to provide the above described non-public information that we collect to authorized persons or entities to comply with a subpoena or summons by federal, state or local authorities and to respond to judicial process or regulatory authorities having jurisdiction over our company for examination, compliance or other purposes as required by law.
o We do not disclose any non-public personal information about our customers to anyone except as permitted or required by law.

CONFIDENTIALITY AND SECURITY OF YOUR NON-PUBLIC PERSONAL INFORMATION

o We restrict access of non-public personal information about you to only those persons who need to know about that information to underwrite, process, service or market Allianz Life insurance products and services.
o We maintain physical, electronic, and procedural safeguards that comply with state and federal standards to guard your non-public personal information.

INFORMATION ABOUT FORMER CUSTOMERS

Non-public information about our former customers is maintained by Allianz Life on a confidential and secure basis. If any such disclosure is made, it would be for reasons and under the conditions described in this notice. We do not disclose any non-public personal information about our former customers to anyone except as permitted or required by law.

FURTHER INFORMATION

If you have any questions about our privacy policy, please write to us at Allianz Life Insurance Company of North America, .
================================================================================

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


The Separate Account

Allianz Life Separate Account A ("Separate Account") is a separate investment account of Allianz Life. We established the Separate Account on May 31, 1985 under the insurance law of Minnesota. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The SEC does not supervise our management of the Separate Account.

The Separate Account holds the assets that underlie the policies. We keep the Separate Account assets separate from our general account and other separate accounts. The Separate Account is divided into variable options called subaccounts, each of which invests in shares of a specific portfolio of a fund.

Allianz Life owns the assets of the Separate Account. We credit gains to or charge losses against the Separate Account without regard to the performance of other investment accounts. The Separate Account's assets may not be used to pay any of our liabilities other than those arising from the policies. If the Separate Account's assets exceed the required reserves and other liabilities, we may transfer the excess to our general account.

Distribution of the Policies

Our wholly-owned subsidiary, USAllianz Investor Services, LLC serves as principal underwriter for the Policies. USAllianz, a limited liability company organized in Minnesota is located at 5701 Golden Hills Drive, Golden Valley, MN 55416. USAllianz is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (the "1934 Act"), as well as with the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). More information about USAllianz is available at http://www.nasdr.com or by calling 1-800-289-9999. You also can obtain an investor brochure from NASD Regulation describing its Public Disclosure Program.

Licensed insurance agents who are registered representatives of broker-dealers which are registered with the NASD and with the states in which they do business sell the policies.

Generally, broker-dealers will be paid commissions and expense reimbursements up to an amount equal to 105% of the first annualized No Lapse Guarantee Premium paid and 3% of all premiums paid thereafter. For policies whose No Lapse Guarantee Premium was increased to the minimum $50 and for policies in risk classifications less favorable than standard, we base the commissions we pay on a smaller amount than the No Lapse Guarantee Premium. In addition, a commission at an annual rate of 0.25% on the average monthly unloaned Accumulation Value during the first five policy years may be paid. After the fifth policy year, a commission at annual rate of 0.75% on the average monthly unloaned Accumulation Value is paid. Other compensation options may also be made available. An additional commission of 105% on an increase in the annualized No Lapse Guarantee Premium is paid on premiums received after any increase in Specified Amount. In addition, broker-dealers may also receive additional compensation, based on meeting certain production standards.

USAllianz may enter into selling agreements with other broker-dealers registered under the 1934 Act, whose representatives are authorized by applicable law to sell variable life insurance policies. Under the agreements with those broker-dealers, the commission paid to the broker-dealer on behalf of the registered representative will not exceed those described above; selling firms may retain a portion of commissions. We pay commissions through the registered broker-dealer, and may pay additional compensation to the broker-dealer and/or reimburse it for portions of policy sales expenses. The registered representative may receive a portion of the expense reimbursement allowance paid to the broker-dealer.

USAllianz does not retain any override as distributor for the policies. However, USAllianz's operating and other expenses are paid for by Allianz Life. Also, USAllianz receives 12b-1 fees from several of the portfolios available as variable options under the policy.

We intend to recoup commissions and other sales expenses through fees and charges imposed under the policy. Commissions paid on the policy, including other incentives or payments, are not charged directly to the policy owners or the variable account.

We offer the policies to the public on a continuous basis. We anticipate continuing to offer the policies, but reserve the right to discontinue the offering.

Suspension of Payments or Transfers

We may be required to suspend or postpone any payments or transfers for any period when:

     1) the New York Stock Exchange is closed (other than customary weekend and holiday closings);
     2) trading on the New York Stock Exchange is restricted;
     3) an emergency exists as a result of which disposal of shares of the portfolios is not reasonably practicable or we cannot reasonably value the shares of the portfolios;
     4)during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

We may defer the portion of any amount payable from the fixed account for not more than 6 months.

Ownership

Owner. You, as the owner of the policy, have all of the rights under the policy subject to:

o    the rights of any assignee; and
o    the rights of any irrevocable beneficiary.

The owner can also be the insured. If you die while the policy is still in force and the insured is living, ownership passes to your successor owner or if you have not designated a successor owner, then your estate becomes the owner.

Joint Owner. The policy can be owned by joint owners. Authorization of both joint owners is required for all policy changes except for telephone transfers.

Death Benefit Proceeds

  At the insured's death, the proceeds payable include the death benefit then in effect:

o Plus any policy loan interest that we have collected but not earned
o Minus any Policy Loan
o Minus any unpaid monthly deductions.

Beneficiary

The beneficiary is the person(s) or entity(ies) you name to receive any death proceeds. The beneficiary is named at the time the policy is issued unless changed at a later date. You can name a contingent beneficiary prior to the death of the insured. One or more irrevocable beneficiaries may be named. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before the insured dies. If there is an irrevocable beneficiary, all policy changes except premium allocations and transfers require the consent of the beneficiary.

Primary and contingent beneficiaries are as named in the application, unless you make a change. To change a beneficiary, you must send us a written request. We may require the policy to record the change. The request will take effect when signed, subject to any action we may take before receiving it.

If a beneficiary is a minor, we will make payment to the guardian of the minor for his or her benefit. We may require proof of age of any beneficiary.

Proceeds payable to a beneficiary will be free from the claims of creditors, to the extent allowed by law.

Assignment

You can assign (transfer ownership) the policy. A copy of any assignment must be filed with USAllianz Service Center. We are not responsible for the validity of any assignment. If you assign the policy, your rights and those of any revocably-named person will be subject to the assignment. An assignment will not affect any payments we may make or actions we may take before such assignment has been recorded at USAllianz Service Center. An assignment of a policy may be a taxable event. You should consult a tax adviser if you wish to assign the policy.

Additional Credits for Certain Groups

Allianz Life may credit additional amounts to a policy instead of modifying charges because of special circumstances that result in lower sales or administrative expenses or better than expected mortality or persistency experience.

Purchases by Term Life Insurance Policy Owners

When issuing a policy for an insured who is already covered under Allianz Life's term life insurance policies, we may rely on evidence of insurability previously provided, in which case the suicide and contestability periods will run from the original date of coverage. We will also credit to the policy any "conversion credits" provided under the term contract. Such credits will be applied as if they were premium payments.

Our Right to Contest

We cannot contest the validity of the policy except in the case of fraud after it has been in effect during the insured's lifetime for two years. If the policy is reinstated, the two-year period is measured from the date of reinstatement, where permitted by state law. In addition, if the insured commits suicide in the two-year period, or such period as specified in state law, the benefit payable will be limited to premiums paid less policy loan and less any partial surrenders. We also have the right to adjust any benefits under the policy if the answers in the application regarding the use of tobacco are not correct, where permitted by state law.

Termination

The policy terminates when any of the following occurs:

o The date you surrender the policy for its Net Cash Value
o The date the policy terminates because the Policy Loan exceeds the limit on Policy Loans
o The date of the insured's death
o The Maturity Date
o The end of a 61 day grace period
o The date you do not accept an Amendment we make according to the amendment provision described below.

Amendment

We reserve the right to amend the policy in order to include nay future changes relating to the following:

o Any Securities and Exchange Commission rulings and regulations
o The policy's qualification for treatment as a life insurance policy under the following:
- The Internal Revenue Code as amended
- Internal Revenue Service Rulings and Regulations
- Any requirements imposed by the Internal Revenue Service.

Maturity

Maturity Benefit. This is an amount equal to the Accumulation Value less any outstanding policy loan on your policy. This amount is paid to you on the maturity date.

Maturity Date. The policy provides that we will pay the Accumulation Value, less any policy loan, to you on the maturity date if the policy is still in force. We will not accept any premiums after the maturity date. If you chose the LifeFund Benefits, the maturity date will be the policy anniversary when the insured's Age is 100.


PART II


Executive Officers And Directors
--------------------------------------------------------------------------------


As of May 1, 2001, the directors and executive officers of Allianz Life Insurance Company of North America (Allianz Life) and their principal occupations for the past 5 years are as follows:


NAME PRINCIPAL OCCUPATIONS DURING THE PAST FIVE YEARS
--------------------------------------------------------------------------------

Robert W. MacDonald                      Chief Executive Officer and Director since October 1999.
                                         Previously Chairman and Chief Executive Officer of LifeUSA.

Margery G. Hughes                        President and Chief Administrative Officer since October 1, 1999.
                                         Previously President and Chief Operating Officer.

Mark A. Zesbaugh                         Sr. Vice President and Chief Financial Officer since October 1, 1999.
                                         Previously Executive Vice President, Chief Financial Officer, Treasurer
                                         and Secretary of LifeUSA.

                                       44

Lowell C. Anderson                       Chairman of the Board since
                                         October 1, 1999. Previously President
                                         and Chief Executive Officer of Allianz
                                         Life since October 1988; retired on
                                         October 1, 1999.

Herbert F. Hansmeyer                     Chairman of the Board, President and Chief Executive Officer of Allianz
                                         of America Corp. since 1991. Member of the Board of Management of
                                         Allianz-AG, Munich, Germany, since 1994.

Dr. Gerhard G. Rupprecht                 Chairman of the Board of Management - Allianz Lebensversicherungs, since
                                         1979.

Michael P. Sullivan                      Chairman of the Board since January 1, 2001. President, Chief Executive
                                         Officer and Director of International Dairy Queen, Inc. since 1987.

Suzanne J. Pepin                         Sr. Vice President, Secretary and Chief Legal Officer since November 15,
                                         2000. Previously Senior Counsel since October 1993.

Paul M. Howman                           Vice President - Underwriting of Allianz Life since April 1, 1997.
                                         Previously Second Vice President - Underwriting since 1995.

Robert S. James                          Sr. Vice President - Marketing Development.
                                         Previously President of Individual Insurance Division since March 31,
                                         1990.

Edward J. Bonach                         President - Special Markets Division of Allianz Life since October 1999.
                                         Previously Executive Vice President and Chief Financial Officer of
                                         Allianz Life, since 1993.

Rev. Dennis J. Dease                     President, University of St. Thomas, St. Paul since July 1991.

James R. Campbell                        Chairman and Chief Executive Officer of Wells Fargo and Company since
                                         1998. Previously President and Chief Executive Officer of Norwest Bank
                                         Minnesota since February 1988.

Robert M. Kimmitt                        Vice Chairman and President of Commerce One, Inc. Previously partner in the law firm of Wilmer, Cutler & Pickering.
-------------------------------------------------------------------------------------------------------------------

Voting

Pursuant to our view of present applicable law, we will vote the shares of the portfolios at special meetings of shareholders in accordance with instructions received from all owners having a voting interest. We also will vote shares for which we have not received instructions. We will vote all shares in the same proportion as the shares for which we have received instructions. We will vote our shares in the same manner.

If the Investment Company Act of 1940 or any regulation thereunder is amended or if the present interpretation of the Act changes so as to permit us to vote the shares in our own right, we may elect to do so.

Your voting interest in the portfolios is determined as follows:

o You may cast one vote for each $100 of Account Value which is allocated to a variable option on the record date. Fractional votes are counted.
o The number of shares which you can vote will be determined as of the date chosen by us.
o You will receive periodic reports relating to the portfolios in which you have an interest, as well as any proxy material and a form with which to give us such voting instructions.

Disregard of Voting Instructions

We may, when required to do so by state insurance authorities, vote shares of the portfolios without regard to instructions from owners. We may do this if such instructions would require the shares to be voted to cause a portfolio to make, or refrain from making, investments which would result in changes in the sub-classification or investment objectives of the portfolio. We may also disapprove changes in the investment policy initiated by owners or trustees/directors of the portfolios, if:

o such disapproval is reasonable and is based on a good faith determination by us that the change would violate state or federal law;
o the change would not be consistent with the investment objectives of the portfolios; or
o the change would vary from the general quality and nature of investments and investment techniques used by other portfolios with similar investment objectives underlying other variable contracts offered by us or of an affiliated company.

In the event we do disregard voting instructions, a summary of this action and the reasons for such action will be included in the next semi-annual report to owners.

Legal Matters

Sutherland Asbill & Brennan LLP, Washington, D.C. has provided advice on certain matters relating to the federal securities laws in connection with the policies. All matters of Minnesota law pertaining to the policy have been passed upon by Stewart D. Gregg, Senior Counsel of Allianz Life.

Federal Tax Status

NOTE: The following description is based upon our understanding of current federal income tax law applicable to life insurance in general. We cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. We do not guarantee the tax status of the policies. Purchasers bear the complete risk that the policies may not be treated as "life insurance" under federal income tax laws. Purchasers should consult their own tax advisers. It should be further understood that the following discussion is not exhaustive and that special rules not described in this prospectus may be applicable in certain situations.

Introduction. The discussion contained herein is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other tax laws. Moreover, the discussion herein is based upon our understanding of current federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

We are taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from us and its operations form a part of us.

Tax Status of the Policy.

Life insurance is a means of providing for death protection and setting aside money for future needs. Congress recognized the importance of such planning and provided special rules in the Internal Revenue Code (Code) for life insurance.

In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Moreover, the manner in which the applicable requirements of the Internal Revenue Code should be applied to certain innovative features of the policy is not directly addressed by this guidance.

 The presence of these innovative policy features thus creates some uncertainty about the application of the Code requirements to the policies. Nevertheless, we believe that a policy that is issued without LifeFund Benefits should generally satisfy the applicable requirements. There is less guidance, however, with respect to any policy with LifeFund Benefits. You should consult a qualified tax advisor before electing to include the LifeFund Benefits in your policy.

Diversification. Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable life insurance policies. The Code provides that a variable life insurance policy will not be treated as life insurance for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the policy as a life insurance contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the policy prior to the receipt of payments under the policy. The Code contains a safe harbor provision which provides that life insurance policies, such as these policies, will meet the diversification requirements if, as of the close of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five (55%) percent of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies. There is an exception for securities issued by the U.S. Treasury in connection with variable life insurance policies.

On March 2, 1989, the Treasury Department issued regulations (Treas. Reg.
Section 1.817-5), which established diversification requirements for the investment portfolios underlying variable contracts such as the policies. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an investment portfolio will be deemed adequately diversified if: (i) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (ii) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (iii) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (iv) no more than 90% of the value of the total assets of the portfolio is represented by any four investments. For purposes of these regulations, all securities of the same issuer are treated as a single investment. The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

We intend that each portfolio underlying the policies will be managed by the investment advisers in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification regulations do not provide guidance regarding the circumstances in which owner control of the investments of the separate account will cause the owner to be treated as the owner of the assets of the separate account, thereby resulting in the loss of favorable tax treatment for the policy. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of owner control which may be exercised under the policy is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policyowner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the owner to be considered the owner of the assets of the separate account.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in you being retroactively determined to be the owner of the assets of the separate account.

Due to the uncertainty in this area, we reserve the right to modify the policy in an attempt to maintain favorable tax treatment.

The following discussion assumes that your policy will qualify as life insurance for federal income tax purposes.

Policy Proceeds. The tax treatment accorded to loan proceeds and/or surrender payments from the policies will depend on whether the policy is considered to be a MEC. (See "Tax Treatment of Loans and Surrenders.") Otherwise, we believe that the policy should receive the same federal income tax treatment as any other type of life insurance. As such, the death benefit thereunder is generally excludable from the gross income of the beneficiary under Section 101(a) of the Code. Also, you are generally not deemed to be in constructive receipt of the Net Cash Value, including increments thereon, under a policy until there is a distribution of such amounts.

Federal, state and local estate, inheritance and other tax consequences of ownership, or receipt of policy proceeds, depend on the circumstances of each owner or beneficiary.

Tax Treatment of Loans And Surrenders. Section 7702A of the Code sets forth the rules for determining when a life insurance policy will be deemed to be a MEC. A MEC is a contract which is entered into or materially changed on or after June

21, 1988 and fails to meet the 7-pay test. A policy fails to meet the 7-pay test when the cumulative amount paid under the policy at any time during the first 7 policy years exceeds the sum of the net level premiums which would have been paid on or before such time if the policy provided for paid-up future benefits after the payment of seven (7) level annual premiums. A material change would include any increase in the future benefits or addition of qualified additional benefits provided under a policy unless the increase is attributable to: (1) the payment of premiums necessary to fund the lowest death benefit and qualified additional benefits payable in the first seven policy years; or (2) the crediting of interest or other earnings (including policyholder dividends) with respect to such premiums.

Furthermore, any policy received in exchange for a policy classified as a MEC will be treated as a MEC regardless of whether it meets the 7-pay test. However, an exchange under Section 1035 of the Code of a life insurance policy entered into before June 21, 1988 for the policy will generally not cause the policy to be treated as a MEC if no additional premiums are paid.

Due to the flexible premium nature of the policy, the determination of whether it qualifies for treatment as a MEC depends on the individual circumstances of each policy. If a policy becomes a MEC, distributions that occur during the contract year will be taxed as distributions from a MEC. In addition, distributions from a policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution made from a policy that is not a MEC could later become taxable as a distribution from a MEC.

If the policy is classified as a MEC, then surrenders and/or loan proceeds are taxable to the extent of income in the policy. Such distributions are deemed to be on a last-in, first-out basis, which means the taxable income is distributed first. Loan proceeds and/or surrender payments including those resulting from the lapse of the policy, may also be subject to an additional 10% federal income tax penalty applied to the income portion of such distribution. The penalty shall not apply, however, to any distributions: (1) made on or after the date on which the taxpayer reaches age 59 1/2; (2) which is attributable to the taxpayer becoming disabled (within the meaning oF Section 72(m)(7) of the Code); or (3) which is part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his beneficiary.

If a policy is not classified as a MEC, then any surrenders shall be treated first as a recovery of the investment in the policy which would not be received as taxable income. However, if a distribution is the result of a reduction in benefits under the policy within the first fifteen years after the policy is issued in order to comply with Section 7702, such distribution will, under rules set forth in Section 7702, be taxed as ordinary income to the extent of income in the policy.

Any loans from a policy which is not classified as a MEC, will be treated as indebtedness of the owner and not a distribution. Upon complete surrender or lapse of the policy, if the amount received plus loan indebtedness exceeds the total premiums paid that are not treated as previously surrendered by the policy owner, the excess generally will be treated as ordinary income.

Interest payable on a loan under a policy is generally not deductible.

Policy owners should seek competent tax advice on the tax consequences of taking loans, distributions, exchanging or surrendering any policy.

Multiple Policies. The Code further provides that multiple MECs which are issued within the same calendar year period to the same owner by one company or its affiliates are treated as one MEC for purposes of determining the taxable portion of any loans or distributions. Such treatment may result in adverse tax consequences including more rapid taxation of the loans or distributed amounts from such combination of contracts. You should consult a tax adviser prior to purchasing more than one MEC in any calendar year period.

Tax Treatment of Assignments. An assignment of a policy or the change of ownership of a policy may be a taxable event. You should therefore consult a competent tax adviser should you wish to assign or change the owner of your policy.

Income Tax Withholding. All distributions or the portion thereof which is includible in gross income of the policy owner are subject to federal income tax withholding. However, in most cases you may elect not to have taxes withheld. You may be required to pay penalties under the estimated tax rules, if withholding and estimated tax payments are insufficient.

LifeFund Benefits. Certain of the tax consequences associated with adding LifeFund Benefits to your policy or receiving distributions under any of these Benefits may be unclear. You should consult a qualified tax adviser about the consequences of adding the LifeFund Benefits to a policy or requesting benefit payments under any of the LifeFund Benefits. In addition, you can be deemed to have received a distribution for tax purposes each time a deduction is made from your Accumulation Value to pay charges for the Accelerated Benefit Rider portion of the LifeFund Benefits and your premium payments for that year are less than such charges. Any such distribution will generally be taxed in the same manner as any other distribution under the policy. You should consult a tax advisor regarding the tax treatment of any deduction from your Accumulative Value that is used to pay charges for the Accelerated Benefit Rider.

Business Uses of Policy. Businesses can use a policy in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing a policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a tax adviser.

Other Tax Considerations. The transfer of the Policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of a policy to, or the designation as a beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the owner may have generation skipping transfer tax consequences under federal tax law. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

Possible Tax Law Changes. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of your policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on your policy.

Reports to Owners

Within 30 days after each policy anniversary, we will send you an annual statement. The statement will show the current amount of death benefit payable under the policy, the current Accumulation Value, the current Net Cash Value, current policy loan, the Preferred Settlement Value and will show all transactions previously confirmed. The statement will also show premiums paid and all charges deducted during the policy year. You can request additional statements. We may make a charge not to exceed $50 for each additional statement you request.

We will mail you confirmations within seven days of any transaction regarding:
(a) the receipt of premium; (b) any transfer between variable options; (c) any loan, interest repayment, or loan repayment; (d) any surrender; (e) exercise of the free look privilege; and (f) payment of the death benefit under the policy.

We will mail to you at your last known address of record at least annually a report containing such information as may be required by any applicable law.

To reduce expenses, we may mail only one copy of most financial reports and prospectuses, including reports and prospectuses for the portfolios, to your household, even if you or other persons in your household have more than one policy or contract issued by Allianz Life or an affiliate. Call _______________ if you need additional copies of financial reports, prospectuses, or annual or semi-annual reports or if you would like one copy for each contract or policy in all future mailings.

Legal Proceedings

There are no legal proceedings to which the Separate Account or the Distributor is a party or to which the assets of the Separate Account are subject. We are not involved in any litigation that is of material importance in relation to our total assets or that relates to the Separate Account.

Experts

The financial statements of Allianz Life Variable Account A and our consolidated financial statements as of ___________ included in this prospectus have been audited by ___________, independent auditors, as indicated in their reports included in this prospectus, and are included herein, in reliance upon such reports and upon the authority of said firm as experts in accounting and auditing.

Financial Statements

The consolidated financial statements of the Company [included herein] should be considered only as bearing upon the ability of the Company to meet its obligations under the policies.


                                   APPENDIX A

                            MAXIMUM SURRENDER CHARGES
                          Per $1000 of Specified Amount

--------------- --------------------------------------- ------------- ---------------------------------------
    Issue                     Nonsmoker                    Issue                      Smoker
                                                            Age*
     Age*
--------------- --------------------------------------- ------------- ---------------------------------------
                   Male         Female       Unisex                      Male         Female       Unisex
--------------- ------------ ------------- ------------ ------------- ------------ ------------- ------------
      15                                                     15
      16                                                     16
      17                                                     17
      18                                                     18
      19                                                     19
      20                                                     20
      21                                                     21
      22                                                     22
      23                                                     23
      24                                                     24
      25                                                     25
      26                                                     26
      27                                                     27
      28                                                     28
      29                                                     29
      30                                                     30
      31                                                     31
      32                                                     32
      33                                                     33
      34                                                     34
      35                                                     35
      36                                                     36
      37                                                     37
      38                                                     38
      39                                                     39
      40                                                     40
      41                                                     41
      42                                                     42
      43                                                     43
      44                                                     44
      45                                                     45
      46                                                     46
      47                                                     47
      48                                                     48
      49                                                     49
      50                                                     50
      51                                                     51
      52                                                     52
      53                                                     53
      54                                                     54
      55                                                     55
--------------- ------------ ------------- ------------ ------------- ------------ ------------- ------------
*Based on Insured's age on the Policy Date or on the effective date of the
Specified Amount increase, as appropriate.

                                   APPENDIX B

                          ILLUSTRATION OF POLICY VALUES

The following tables illustrate how Accumulation Values, Net Cash Values and death benefits of a policy change based on the investment experience of the variable options. The illustrations are hypothetical and may not be used to project or predict investment results. The Accumulation Values, Net Cash Values and death benefits in the tables take into account all charges and deductions against the policy, assuming no riders are elected. These tables assume that the cost of insurance rates for the policy are based on the current and guaranteed rates appropriate to the risk classification shown. These tables also assume that a level annual premium of $_________ was paid. These tables assume that the insured is in the most favorable male risk status, i.e., standard, non-smoker. For insureds who are classified as smoker or less favorable risk status, the cost of insurance will be greater and the policy values will be less, given the same assumed hypothetical gross annual investment rates of return. The cost of insurance will be less and the policy values will be greater for female insureds of comparable risk status. Some states require that the policies contain tables based upon unisex rates.

Gross investment returns of 0%, 6% and 12% are assumed to be level for all years shown. The values would be different if the rates of return averaged 0%, 6% and 12% over the period of years but fluctuated above and below those averages during individual years.

The values shown reflect the fact that the net investment return of the variable options is lower than the gross investment return on the assets held in the portfolios because of the charges assessed on amounts in the variable options. The daily investment advisory fee for the portfolios is assumed to be equal to an annual rate of _______% of the net assets of the portfolios (which is the average of the investment advisory fees assessed in 2000). The values also assume that each portfolio will incur operating expenses annually which are assumed to be ______% of the average net assets of the portfolio. This is the average in 2000 after expense reimbursements or waivers. The variable options will be assessed mortality and expense risk charges of 0.75% of the average daily net assets of the variable option. After taking these expenses and charges into consideration, the illustrated gross annual investment rates of 0%, 6% and 12% are equivalent to net rates of _____%, _____% and _____%.

We deduct an insurance risk charge for a policy month from the Accumulation Values. The cost of insurance rate is based on the sex (where permitted by state law), attained age, risk classification of the insured, and specified amount band of the policy.

We assume that there are no policy loans and there is no investment in the fixed account in these illustrations.

Upon request, we will provide a comparable illustration based upon the attained age, sex (where permitted by state law) and risk classification of the proposed insured and for the Specified Amount or premium requested.


                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
                             VARIABLE UNIVERSAL LIFE

Prepared For: Client                                                       Initial Death Benefit: $100,000
Issue Age: 35, Standard, Non-Smoker                                        Annual Premium: $_________
Sex: Male                                                                  Initial Death Benefit Option: A

                                                                    Values Based on Current Charges

                                           Values Projected At           Values Projected At            Values Projected At
                                                   0.00%                        6.00%                         12.00%
  End                        Accum                Net       Net                 Net      Net                  Net       Net
  Of             Annual      @5.00%     Policy    Cash      Death    Policy     Cash     Death     Policy     Cash      Death
  Yr.     Age    Premium    Premium     Account    Value    Benefit   Account    Value   Benefit    Account    Value     Benefit
-------- ------ ---------- ----------- ---------- --------- -------- ---------- -------- --------- ---------- --------- ----------

   1      35                                                100,000                      100,000

   2      36                                                100,000                      100,000

   3      37                                                100,000                      100,000

   4      38                                                100,000                      100,000

   5      39                                                100,000                      100,000


   6      40                                                100,000                      100,000

   7      41                                                100,000                      100,000

   8      42                                                100,000                      100,000

   9      43                                                100,000                      100,000

  10      44                                                100,000                      100,000

  15      49                                                100,000                      100,000

  20      54                                                100,000                      100,000

  25      59                                                100,000                      100,000

  30      64                                                100,000                      100,000

  35      69                                                100,000                      100,000

These values are based on the illustrated rates of return and current expense charges and cost of insurance charges now in effect, which are subject to change. The current minimum fees are 3.50% of premiums paid in years 1 to 5, and 1.75% thereafter. The current monthly administration charges are $9.00 per month in year 1 to 5 and $5.75 per month thereafter.

It is emphasized that the hypothetical investment rates of return shown in this illustration are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend upon a number of factors, including the investment allocations made by the owner and differed investment rates of return for the portfolios. The death benefit and Net Cash Value for a policy would be different than those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by the company or the portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.


                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
                             VARIABLE UNIVERSAL LIFE

Prepared For: Client                                                       Initial Death Benefit: $100,000
Issue Age: 35, Standard, Non-Smoker                                        Annual Premium: $_________
Sex: Male                                                                  Initial Death Benefit Option: A

                                                                   Values Based on Guaranteed Charges

                                           Values Projected At           Values Projected At            Values Projected At
                                                   0.00%                        6.00%                         12.00%
  End                        Accum                Net       Net                 Net      Net                  Net       Net
  Of             Annual      @5.00%     Policy    Cash      Death    Policy     Cash     Death     Policy     Cash      Death
  Yr.     Age    Premium    Premium     Account    Value    Benefit   Account    Value   Benefit    Account    Value     Benefit
-------- ------ ---------- ----------- ---------- --------- -------- ---------- -------- --------- ---------- --------- ----------

   1      35                                                100,000                      100,000

   2      36                                                100,000                      100,000

   3      37                                                100,000                      100,000

   4      38                                                100,000                      100,000

   5      39                                                100,000                      100,000


   6      40                                                100,000                      100,000

   7      41                                                100,000                      100,000

   8      42                                                100,000                      100,000

   9      43                                                100,000                      100,000

  10      44                                                100,000                      100,000


  15      49                                                100,000                      100,000

  20      54                                                100,000                      100,000

  25      59                                                100,000                      100,000

  30      64                                                100,000                      100,000

  35      69                                                100,000                      100,000

These values are based on illustrated rates of return and guaranteed expense charges and cost of insurance charges. The guaranteed premium charge is 5% of all premiums. The guaranteed monthly administration charges are $10.00 per month.

It is emphasized that the hypothetical investment rates of return shown in this illustration are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend upon a number of factors, including the investment allocations made by the owner and different investment rates of return for the portfolios. The death benefit and Net Cash Value for a policy would be different than those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by the company or the portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.

                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
                             VARIABLE UNIVERSAL LIFE

Prepared For: Client                                                       Initial Death Benefit: $100,000
Issue Age: 35, Standard, Non-Smoker                                        Annual Premium: $_________
Sex: Male                                                                  Initial Death Benefit Option: B

                                                                    Values Based on Current Charges

                                           Values Projected At           Values Projected At            Values Projected At
                                                   0.00%                        6.00%                         12.00%
  End                        Accum                Net       Net                 Net      Net                  Net       Net
  Of             Annual      @5.00%     Policy    Cash      Death    Policy     Cash     Death     Policy     Cash      Death
  Yr.     Age    Premium    Premium     Account    Value    Benefit   Account    Value   Benefit    Account    Value     Benefit
-------- ------ ---------- ----------- ---------- --------- -------- ---------- -------- --------- ---------- --------- ----------

   1      35                                                100,000                      100,000

   2      36                                                100,000                      100,000

   3      37                                                100,000                      100,000

   4      38                                                100,000                      100,000

   5      39                                                100,000                      100,000


   6      40                                                100,000                      100,000

   7      41                                                100,000                      100,000

   8      42                                                100,000                      100,000

   9      43                                                100,000                      100,000

  10      44                                                100,000                      100,000

  15      49                                                100,000                      100,000

  20      54                                                100,000                      100,000

  25      59                                                100,000                      100,000

  30      64                                                100,000                      100,000

  35      69                                                100,000                      100,000

These values are based on illustrated rates of return and current expenses and cost of insurance charges now in effect, which are subject to change. The current monthly administration charges are $9.00 per month in year 1 to 5 and $5.75 per month thereafter.

It is emphasized that the hypothetical investment rates of return shown in this illustration are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend upon a number of factors, including the investment allocations made by the owner and different investment rates of return for the portfolios. The death benefit and Net Cash Value for a policy would be different than those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by the company or the portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.

                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
                             VARIABLE UNIVERSAL LIFE

Prepared For: Client                                                       Initial Death Benefit: $100,000
Issue Age: 35, Standard, Non-Smoker                                        Annual Premium: $_________
Sex: Male                                                                  Initial Death Benefit Option: B

                                                                   Values Based on Guaranteed Charges

                                           Values Projected At           Values Projected At            Values Projected At
                                                   0.00%                        6.00%                         12.00%
  End                        Accum                Net       Net                 Net      Net                  Net       Net
  Of             Annual      @5.00%     Policy    Cash      Death    Policy     Cash     Death     Policy     Cash      Death
  Yr.     Age    Premium    Premium     Account    Value    Benefit   Account    Value   Benefit    Account    Value     Benefit
-------- ------ ---------- ----------- ---------- --------- -------- ---------- -------- --------- ---------- --------- ----------

   1      35

   2      36

   3      37

   4      38

   5      39


   6      40

   7      41

   8      42

   9      43

  10      44


  15      49

  20      54

  25      59

  30      64

  35      69

These values are based on projected interest rates and guaranteed expenses and cost of insurance charges. The guaranteed premium charge is 5% of all premiums. The guaranteed monthly administration charges are $10.00 per month.

It is emphasized that the hypothetical investment rates of return shown in this illustration are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend upon a number of factors, including the investment allocations made by the owner and different investment rates of return for the portfolios. The death benefit and Net Cash Value for a policy would be different than those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by the company or the portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.

                                   APPENDIX C

                                   PERFORMANCE


Allianz Life periodically advertises performance of the variable options. Allianz Life will calculate performance by determining the percentage change in the value of an Accumulation Unit by dividing the increase (decrease) for that unit at the end of the period by the value of the Accumulation Unit at the beginning of the period. Performance may be advertised with or without the effect of Life Fund annual insurance charges.

Performance numbers will reflect the deduction of the annual insurance charge of 0.75% (or 2% with LifeFund Benefits) and the portfolio expenses, but not the surrender charges, premium charges, administrative charges or the insurance risk charge, the rider charges, or the No Lapse Guarantee charges. If they were included, the performance would be lower. Allianz Life may also advertise cumulative total return information. Cumulative total performance information is determined the same way except that the results are not annualized.

Performance may be shown from the inception date of the sub-account and, if earlier, from the inception date of the portfolio. See fund prospectuses for more information.

An example of the investment performance of the investment options can be found in Exhibit E of the registration statement of which this prospectus is a part. Exhibit E is incorporated herein by reference.

                                   APPENDIX D
--------------------------------------------------------------------------------

                           VARIABLE INVESTMENT OPTION

                            OBJECTIVES AND STRATEGIES


The investment objectives for each portfolio are listed below. Additional important information about each portfolio's investment policies, strategies and risks can be found in the portfolio prospectuses. Copies of these prospectuses will be sent to you with your policy. In addition, if you would like to receive any portfolio prospectus, call (800) _______________. You should read the portfolio prospectuses carefully and keep them for future reference. The investment return and principal value for each portfolio will fluctuate with market conditions, and you may have a gain or loss when units are sold.

AIM VARIABLE INSURANCE FUNDS:

The AIM Variable Insurance Funds that are available under the contract are listed below. A I M Advisors, Inc., established in 1976, serves as the fund's investment advisor and currently advises or manages over 130 investment portfolios. The investment objective of each AIM fund listed below may be changed by the Board of Trustees without shareholder approval.

AIM V.I.  Capital Appreciation Fund

The fund's investment objective is growth of capital. The fund seeks to meet its objective by investing principally in common stocks of companies the portfolio managers believe are likely to benefit from new or innovative products, services or processes as well as those that have experienced above-average, long-term growth in earnings and have excellent prospects for future growth.

AIM V.I.  Growth Fund

The fund's investment objective is to seek growth of capital. The fund seeks to meet its objective by investing principally in seasoned and better capitalized companies considered to have strong earnings momentum.

AIM V.I.  International Equity Fund

The fund's investment objective is to provide long-term growth of capital. The fund seeks to meet its objective by investing in a diversified portfolio of international equity securities whose issuers are considered to have strong earnings momentum.

AIM V.I.  Value Fund

The fund's investment objective is to achieve long-term growth of capital. Income is a secondary objective. The fund seeks to achieve its objectives by investing primarily in equity securities judged by the fund's investment advisor to be undervalued relative to the investment advisor's appraisal of the current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by the companies issuing the securities or relative to the equity market generally.

THE ALGER AMERICAN FUND:

The Alger American Funds that are available under the contract are listed below. Fred Alger Management, Inc., established in 1964, serves as the fund's investment advisor. As of 12/31/00 they manage investments in excess of $18 billion.

Alger American MidCap Growth Portfolio

The portfolio seeks long-term capital appreciation. It focuses on midsize companies with promising growth potential. Under normal circumstances, the portfolio invests primarily in equity securities of companies having a market capitalization within the range of the S&P MidCap 400 Index.

Alger American Small Capitalization Portfolio

The portfolio seeks long-term capital appreciation. It focuses on small, fast-growing companies that offer innovative products, services or technologies to a rapidly expanding marketplace. Under normal circumstances, the portfolio invests primarily in the equity securities of small capitalization companies. A small capitalization company is one that has a market capitalization within the range of the Russell 2000 Growth Index or the S&P SmallCap 600 Index.

DAVIS VARIABLE ACCOUNT FUND, INC.:

Davis Selected Advisers, L.P. serves as the investment adviser for each of the Davis Funds available under this contract. Each of the Davis Funds is managed using the Davis investment philosophy, which stresses a back-to-basics approach using extensive research to buy growing companies at value prices and holding on to them for the long term.

Davis VA Financial Portfolio

The portfolio's investment objective is growth of capital. The fund invests primarily in common stock of financial companies. During normal market conditions, at least 65% of the fund's assets are invested in companies that are "principally engaged" in financial services.

Davis VA Real Estate Portfolio

The portfolio's investment objective is total return through a combination of growth and income. During normal market conditions, at least 65% of the fund's assets are invested in "real estate securities," which are securities issued by companies that are "principally engaged" in the real estate industry. The fund does not invest directly in real estate.

Davis VA Value Portfolio

The portfolio's investment objective is growth of capital. The fund invests primarily in common stock of U.S. companies with market capitalizations of at least $5 billion, which Davis believes are of high quality and whose shares are selling at attractive prices. Stocks are selected with the intention of holding them for the long term.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST:

Franklin Templeton Variable Insurance Products Trust currently consists of 29 separate funds, offering a wide variety of investment choices. Each fund generally has two classes of shares, Class 1 and Class 2. The funds are generally only available as investment options in variable annuity or variable life insurance contracts. The fund's investment managers and their affiliates manage over $227 billion in assets as of December 31, 2000. The Franklin Templeton Portfolios available under this contract are listed below.

Franklin Growth and Income Securities Fund

The fund's principal investment goal is capital appreciation. Its secondary goal is to provide current income. Under normal market conditions, the fund will invest at least 65% of its total assets in a broadly diversified portfolio of equity securities that the fund's manager considers to be financially strong, but undervalued by the market.

Franklin Rising Dividends Securities Fund

The fund's investment goal is long-term capital appreciation. The fund will invest primarily in the commons stocks of financially sound companies that have paid consistently rising dividends.

Franklin Small Cap Fund

The fund's investment goal is long-term capital growth. Under normal market conditions, the fund will invest at least 65% of its total assets in the equity securities of U.S. small capitalization (small cap) companies.

Franklin U.S.  Government Fund

The fund's investment goal is income. Under normal market conditions, the fund will invest in a portfolio limited to U.S. Government securities, primarily fixed and variable rate mortgage-backed securities.

Mutual Discovery Securities Fund

The fund's investment goal is capital appreciation. Under normal market conditions, the fund will invest at least 65% of its total assets in equity securities of companies of any nation that the manager believes are available at market prices less than their value based on certain recognized or objective criteria (intrinsic value).

Mutual Shares Securities Fund

The fund's principal investment goal is capital appreciation with income as a secondary goal. Under normal market conditions, the fund will invest at least 65% of its total assets in equity securities of companies that the manager believes are available at market prices less than their value based on certain recognized or objective criteria (intrinsic value).

Templeton Developing Markets Securities Fund

The fund's investment goal is long-term capital appreciation. Under normal market conditions, the fund will invest at least 65% of its total assets in emerging market equity securities. Emerging market countries are typically located in the Asia-Pacific region, Eastern Europe, Central and South America, and Africa.

Templeton Growth Securities Fund

The fund's investment goal is long-term capital growth. Under normal market conditions, the fund will invest at least 65% of its total assets in the equity securities of companies located anywhere in the world, including those in the U.S. and emerging markets.

JP MORGAN SERIES TRUST II:

J.P. Morgan Investment Management Inc. serves as the investment adviser for each of the J.P. Morgan Series Trust II funds available under this contract. J.P. Morgan employs over 380 analysts and portfolio managers around the world and has approximately $359 billion in assets under management, as of December 31, 2000.

J.P.  Morgan International Opportunities Portfolio

The Portfolio's goal is to provide high total return from a portfolio of equity securities of foreign companies. This goal can be changed only with shareholder approval. The portfolio's assets are invested primarily in companies from developed markets other than the U.S.

J.P.  Morgan U.S.  Disciplined Equity Portfolio

The Portfolio's goal is to provide high total return from a portfolio of selected equity securities. This goal can be changed only with shareholder approval. The portfolio invests primarily in large-and medium-capitalization U.S. companies.

OPPENHEIMER VARIABLE ACCOUNT FUNDS:

Oppenheimer Funds, Inc. has been an investment adviser since 1960 and serves as the investment adviser for each of the Oppenheimer Variable Account Funds available under this contract. They manage more than $125 billion in assets, as of December 31, 2000, including other Oppenheimer funds with more than 5 million shareholder accounts.

Oppenheimer Global Securities Fund/VA

The fund seeks long-term capital appreciation by investing a substantial portion of assets in securities of foreign issuers, "growth-type" companies, cyclical industries and special situations that are considered to have appreciation possibilities. The fund invests mainly in common stocks, and can also buy other equity securities including preferred stocks and securities convertible into common stock.

Oppenheimer High Income Fund/VA

The fund seeks a high level of current income from investment in high-yield fixed income securities. The fund invests mainly in a variety of high-yield fixed-income securities of domestic and foreign issuers.

Oppenheimer Main Street Growth & Income Fund/VA

The fund's objective is to seek high total return (which includes growth in the value of its shares as well as current income) from equity and debt securities. The fund invests mainly in common stocks of U.S. companies, and can also invest in other equity securities such as preferred stocks and securities convertible into common stocks.

PIMCO VARIABLE INSURANCE TRUST:

Pacific Investment Management Company LLC (PIMCO), a Delaware limited liability company, serves as the investment adviser for the PIMCO Variable Insurance Trust Portfolios listed below. PIMCO provides investment management and advisory services to private accounts of institutional and individual clients and to mutual funds. As of December 31, 2000, PIMCO had approximately $215 billion in assets under management.

PIMCO VIT High Yield Bond Portfolio

The portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management. The fund seeks to achieve its investment objective by investing under normal circumstances at least 65% or its assets in a diversified portfolio of high yield securities ("junk bonds") rated below investment grade but rated at least B by Moody's or S&P.

PIMCO VIT StocksPLUS Growth and Income Portfolio

The portfolio seeks total return which exceeds that of the S&P 500. The portfolio seeks to achieve its objective by investing under normal circumstances substantially all of its assets in S&P 500 derivatives, backed by a portfolio of Fixed Income Instruments.

PIMCO VIT Total Return Bond Portfolio

The portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management. The portfolio seeks to achieve its investment objective by investing under normal circumstances at least 65% or its assets in a diversified portfolio of Fixed Income Instruments of varying maturities.

THE PRUDENTIAL SERIES FUND, INC.

The Prudential Series Fund, Inc. currently consists of 36 separate portfolios. The fund offers two classes of shares: Class 1 and Class 2. Only Class 2 shares of the portfolios listed below are available under this contract, and are managed by Prudential Investments Fund Management LLC (PIFM). PIFM has served as the manager and administrator to investment companies since 1987, and as of January 31, 2001, managed assets of approximately $109 billion.

SP Jennison International Growth Portfolio

The portfolio's investment objective is long-term growth of capital. The portfolio seeks to achieve this objective by investing in equity-related securities of foreign issuers. This portfolio is subadvised by Jennison Associates LLC.

SP Strategic Partners Focused Growth Portfolio

The portfolio's investment objective is long-term growth of capital. This means the portfolio seeks investments whose price will increase over several years. The portfolio normally invests at least 65% of its total assets in equity-related securities of U.S. companies that the adviser believes to have strong capital appreciation potential. This portfolio is subadvised by Jennison Associates LLC.

SELIGMAN PORTFOLIOS, INC.:

Seligman Portfolios Inc. consists of 15 separate portfolios managed by J.& W. Seligman & Co. Incorporated (Seligman). The portfolios listed below are available under this contract. Seligman was established in 1864 and currently serves as manager to 21 U.S. registered investment companies, which offer more than 50 investment portfolios with approximately $21.3 billion in assets as of December 31, 2000. Seligman also provides investment management or advice to institutional or other accounts having an aggregate value as of December 31, 2000, of approximately $11.2 billion.

Seligman Global Technology Portfolio

The portfolio's objective is long-term capital appreciation. The portfolio generally invests at least 65% of its assets in equity securities of U.S. and non-U.S. companies with business operations in technology and technology-related industries.

Seligman Small-Cap Value Portfolio

The portfolio's objective is long-term capital appreciation. The portfolio generally invests at least 65% of its total assets in the common stocks of "value" companies with small market capitalization (up to $2 billion) at the time of purchase by the portfolio.

USALLIANZ VARIABLE INSURANCE PRODUCTS TRUST:

Allianz of America, Inc. (AZOA), established in 1976, is the adviser for five of the funds available under the USAllianz Variable Insurance Products Trust. As of December 31, 2000, it managed more than $23 billion in fixed income, equity and real estate investment. USAllianz Advisers, LLC (USAllianz Advisers), established in 2001, acts as adviser for six of the funds under the Trust. AZOA and USAllianz Advisers are affiliates. AZOA and USAllianz Advisers are subsidiaries of Allianz AG Holding, one of the world's largest insurance and financial services companies. The following portfolios are available under this contract and their investment objectives may not be changed without shareholder approval.

USAllianz Aggressive Growth Fund

The fund's investment objective is capital growth. In pursuit of its objective, the Fund normally invests at least 65% of its total assets in common stocks or other equity securities including preferred stocks and convertible securities that the fund's Specialist Manager believes have an above-average potential for a capital growth. The fund is managed by USAllianz Advisers and is sub-advised by Van Kampen Investment Advisory Corp.

USAllianz American Growth Fund

The fund's investment objective is long-term capital appreciation. In pursuit of its objective, the fund normally invests at least 80% of its total assets in equity securities, which include common stocks, preferred stocks and convertible securities of larger capitalization companies (including American Depository Receipts ("ADRs"), American Depository Shares ("ADS") and U.S. dollar denominated securities of foreign issuers). The fund is managed by USAllianz Advisers and is sub-advised by Fred Alger Management, Inc.

USAllianz Capital Growth Fund

The fund's investment objective is to seek capital growth. In pursuit of its objective, the fund invests in a non-diversified portfolio of equity securities, which are primarily common stocks but may also include preferred stocks and securities convertible into common stocks or other equity securities. The fund normally invests at least 65% of its total assets in common stocks and other equity securities of growth companies. The fund may also invest in preferred stocks and securities convertible into common stocks or other equity securities. The fund is managed by USAllianz Advisers and is sub-advised by Van Kampen Investment Advisory Corp.

USAllianz Comstock Fund

The fund's investment objective is to seek capital growth and income through investing in equity securities, including common stocks, preferred stocks and convertible securities. In pursuit of its objective, the fund normally invests at least 65% of its total assets in common stocks. The fund is managed by USAllianz Advisers and is sub-advised by Van Kampen Asset Management, Inc.

USAllianz Growth and Income Fund

The fund's investment objective is income and long-term growth of capital. The fund normally invests approximately 65% of its total assets in income-producing equity securities, including common stocks and convertible securities although investments are also made in non-convertible preferred stocks and debt securities rated "investment grade," which are securities rated within the four highest grades assigned by Standard & Poor's ("S&P") or by Moody's Investors Services, Inc. ("Moody's"). The fund is managed by USAllianz Advisers and is sub-advised by Van Kampen Asset Management, Inc.

USAllianz  Strategic Growth Fund

The fund's investment objective is long-term capital appreciation. In pursuit of its objective, the fund normally invests at least 80% of its total assets in equity securities of all capitalizations, such as common or preferred stocks, which are listed on U.S. exchanges or in the over-the-counter market. The fund invests primarily in "growth" stocks. The fund may also invest in preferred stocks and securities convertible into common stocks or other equity securities. The fund is managed by USAllianz Advisers and is sub-advised by Fred Alger Management, Inc.

USAllianz VIP Diversified Assets Fund

The fund's investment objective is total return consistent with reduction of long-term volatility. The fund normally invests approximately 65% of its total assets in fixed income securities. The fund is managed by AZOA.

USAllianz VIP Fixed Income Fund

The fund's investment objective is to maximize total return with secondary emphasis on income. In pursuit of its objective, the fund normally invests at least 80% of its total assets in fixed income securities rated within the four highest rating categories by a primary credit rating agency. The fund is managed by AZOA.

USAllianz VIP Global Opportunities Fund

The fund's investment objective is long-term growth of capital. In pursuit of its objective, the fund normally invests at least 80% of its total assets in equity securities, which include common stocks, preferred stocks, convertible securities, warrants and rights of U.S. and foreign issuers. The fund is managed by AZOA.

USAllianz VIP Growth Fund

The fund's investment objective is long-term growth of capital. In pursuit of its objective, the fund normally invests at least 80% of its total assets in equity securities, which include common stocks, preferred stocks and convertible securities of U.S. issuers and foreign issuers whose securities are U.S. dollar denominated and are traded on a U.S. Securities market. The fund is managed by AZOA.

USAllianz VIP Money Market Fund

The fund's investment objective is current income consistent with stability of principal. The fund invests substantially all (but not less than 80%) of its total assets in a diversified and liquid portfolio of high quality, money market investments. The fund is managed by AZOA.

VAN KAMPEN LIFE INVESTMENT TRUST:

Van Kampen Asset Management Inc. is the investment adviser for the portfolios listed below which are offered under the Van Kampen Life Investment Trust. Van Kampen Asset Management Inc. is a wholly owned subsidiary of Van Kampen Investment Inc. Van Kampen Investments Inc's assets under management were more than $97 billion as of December 31, 2000.

Van Kampen LIT Emerging Growth Portfolio

The Portfolio's investment objective is to seek capital appreciation. The fund normally invests at least 65% of its total assets in a portfolio of common stocks of emerging growth companies.

                                   APPENDIX E

                                The Fixed Account

The general account consists of all of our assets other than those in our separate accounts. We have complete ownership and control of all of these assets. The fixed account is part of our general account.

Because of exemptions and exclusions contained in the Securities Act of 1933 and the Investment Company Act of 1940, the fixed account has not been registered under these Acts. Neither the fixed account nor any interest in it is subject to the provisions of these Acts and as a result, the SEC has not reviewed the disclosures in this prospectus relating to the fixed account. However, disclosures relating to the fixed account are subject to generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

We guarantee both principal and interest on amounts credited to the fixed account. We credit interest at an effective annual rate of at least 3%. The rate at which we credit is independent of the investment experience of the fixed account. From time to time, we may guarantee interest at a rate higher than 3%.

Any interest credited to amounts allocated to the fixed account in excess of 3% per year will be determined at our sole discretion. You assume the risk that interest credited in the fixed account may not exceed the minimum guarantee of 3% for a given year.

                                     PART II

                          UNDERTAKINGS TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission theretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                 REPRESENTATION

Allianz Life Insurance Company of North America ("Company") hereby represents that the fees and charges deducted under the Policy described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

                                 INDEMNIFICATION

Under its Bylaws, Article XI, the Company indemnifies, to the extent permitted by the laws of the State of Minnesota, each person (and the heirs, executors, and administrators of such person) made or threatened to be made a party to any action, civil or criminal, by reason of being or having been a director, officer or employee of the Company (or by reason of serving any other organization at the request of the Company).

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to such provisions of the bylaws or statutes or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Policies issued by the Variable Account, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in said Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

The facing sheet

The Prospectus consisting of 66 pages

Representations

The signatures

Written consents of the following persons:
         Counsel (to be filed by Pre-effective amendment)
         Actuary  (to be filed by Pre-effective amendment)
         Independent Auditor  (to be filed by Pre-effective amendment)

The following exhibits:

A. Copies of all exhibits required by paragraph A of instructions for Exhibits in Form N-8B-2.

    1.       Resolution of the Board of Directors of the Company (2)
    2.       Not Applicable
    3.a.     Principal Underwriter's Agreement (4)
    3.b.     General Agency Agreement (7)
    4.       Not Applicable
    5.a      Flexible Premium Variable Life Insurance Policy (10)
    5.a.(1)  [Rider 1] (10)
    5.a.(2)  [Rider 2] (10)
    6.a.     Articles of Incorporation of the Company (2)
    6.b.     Bylaws of the Company (2)
    7.       Not Applicable
    8.       Not Applicable
    9.a.     Administrative Agreement (1)
    9.b.(1)  Form of Fund  Participation  Agreement  between North American
             Life and Casualty  Company and Franklin Valuemark Funds (3)
    9.b.(2)  Form of Fund  Participation  Agreement  between  AIM  Variable
             Insurance  Funds,  Inc.,  Allianz  Life Insurance Company of
             North America  and NALAC Financial Plans LLC (5)
    9.b.(3)  Form of Fund  Participation  Agreement  between Alger American
             Fund,  Allianz Life Insurance Company of North America  and Fred
             Alger and Company (5)
    9.b.(4)  Form of Fund Participation Agreement between USAllianz Variable
             Insurance Products Trust, Allianz Life Insurance Company of North
             America and BISYS Fund Services Limited Partnership (5)
    9.b.(5)  Form of Fund Participation Agreement between Davis Variable Account
             Fund, Inc., Davis Distributors, LLC and Allianz Life Insurance
             Company of North America (6)
    9.b.(6)  Form of Fund Participation Agreement between Allianz Life
             Insurance Company of North America and J.P. Morgan Series Trust
             II(6)
    9.b.(7)  Form of Fund Participation Agreement between Oppenheimer Variable
             Account Funds, Oppenheimer Funds Inc. and Allianz Life Insurance
             Company of North America (6)
    9.b.(8)  Form of Fund Participation Agreement between Allianz Life Insurance
             Company of North America, PIMCO Variable Insurance Trust, and PIMCO
             Fund Distributors, LLC (6)
    9.b.(9)  Form of Fund Participation Agreement between Seligman Portfolios,
             Inc. and Allianz Life Insurance Company of North America (6)
    9.b.(10) Form of Fund Participation  Agreement between The Prudential
             Series Investment  Management Services LLC and Allianz Life
             Insurance Company of North America (9)
    9.b.(11) Form of Fund  Participation  Agreement between Franklin
             Templeton  Variable  Insurance Products Trust, Templeton Variable
             Products Series Fund, Franklin Templeton Distributors, Inc., and Allianz Life Insurance Company of North America (9)
    9.b.(12) Form of Fund Participation  Agreement between Van Kampen Life
             Investment Trust, Van Kampen Funds, Inc., Van Kampen Asset
             Management Inc. and Allianz Life Insurance Company of North
             America (9)
    10.      Application Form (10)
    13.      Powers of Attorney (8)
    27.      Not Applicable

B.   Opinion and Consent of Counsel (To be filed by Pre-effective Amendment)

C.   Consent of Actuary  (To be filed by Pre-effective Amendment)

D.   Independent Auditors' Consent (To be filed by Pre-effective Amendment)

E.   Historical Performance

(1) incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6, File No. (33-11158 and 811-04965) file on October 19, 1987

(2) incorporated by reference to Post-Effective Amendment No. 14 to Registrants Form S-6, File No. (33-15464 and 811-04965) electronically filed on November 1, 1995

(3) incorporated by reference to Post-Effective Amendment No. 15 to Registrants Form S-6, File No. (33-15464 and 811-04965) electronically filed on
     April 23, 1996

(4) incorporated by reference to Post-Effective Amendment No. 17 to Registrants Form S-6, File No. (33-15464 and 811-04965) electronically filed on April 29, 1997

(5) incorporated by reference to Post-Effective Amendment No. 23 to Registrants Form S-6, File No. (33-15464 and 811-04965) electronically filed on November 12, 1999

(6) incorporated by reference to Registrant's Pre-Effective Amendment to Form N-4, (File Nos. 333-82329 and 811-05618) electronically filed on December 30, 1999

(7) incorporated by reference to Post-Effective Amendment No. 24 to Registrants Form S-6, File No. (33-15464 and 811-04965) electronically filed on April 28, 2000

(8) incorporated by reference to Post-Effective Amendment No. 25 to Registrants Form S-6, File No.(33-15464 and 811-04965) electronically filed on
     February 28, 2001

(9) incorporated by reference to Post-Effective Amendment No. 26 to Registrants Form S-6, File No.(33-15464 and 811-04965) electronically filed on
     April 26, 2001

(10) to be filed by Pre-effective Amendment

                                   SIGNATURES

As required by the Securities Act of 1933, the Registrant has duly caused this Initial Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Minneapolis and State of Minnesota, on this 2nd day of May, 2001.

                                        ALLIANZ LIFE
                                        VARIABLE ACCOUNT A
                                        (Registrant)

                                        By:    Allianz Life Insurance Company
                                               of North America
                                               (Depositor)


                                        By:    /S/ Suzanne J. Pepin
                                               -----------------------
                                               Suzanne J. Pepin

Attest:  /S/ STEVEN A. FRIEDMAN
             --------------------


Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature and Title

Lowell C. Anderson*           Chairman of the Board           05/02/2001
Lowell C. Anderson

Robert W. MacDonald*          Director and                    05/02/2001
Robert W. MacDonald           Chief Executive Officer

Margery G. Hughes*            President and                   05/02/2001
Margery G. Hughes             Chief Administrative Officer

Mark A. Zesbaugh*             Senior Vice President and       05/02/2001
Mark A. Zesbaugh              Chief Financial Officer

Herbert F. Hansmeyer*         Director                        05/02/2001
Herbert F. Hansmeyer

Michael P. Sullivan*          Director                        05/02/2001
Michael P. Sullivan

Dr. Gerhard G. Rupprecht*     Director                        05/02/2001
Dr. Gerhard G. Rupprecht

Rev. Dennis J. Dease*         Director                        05/02/2001
Rev. Dennis J. Dease

James R. Campbell*            Director                        05/02/2001
James R. Campbell

Robert M. Kimmitt*            Director                        05/02/2001
Robert M. Kimmitt

         *By Power of Attorney

                                               By:    /S/ Suzanne J. Pepin
                                                     ------------------------
                                                      Suzanne J. Pepin

                                    EXHIBITS

                                       TO

                                    FORM S-6

                         ALLIANZ LIFE VARIABLE ACCOUNT A

                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA


                                INDEX TO EXHIBITS

Exhibit

EX-99.E  Historical Performance